PURSUING A DREAM • BUILDING A LEGACY

KLONDEX MINES LTD

KLONDEX MIDAS OPERATIONS
KEN SNYDER MINE
SAFE WORK
KLONDEX

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2014

March 31, 2015

GENERAL MATTERS

References to the Corporation

Unless otherwise indicated or the context otherwise indicates, use of the terms "Corporation" and "Klondex" in this annual information form ("AIF") refers to Klondex Mines Ltd. and its subsidiaries, or other entities controlled by them, on a consolidated basis.

Financial Information

Unless otherwise indicated, all financial information in this AIF is prepared in accordance with International Financial Reporting Standards ("IFRS").

Currency References and Exchange Rate Information

This AIF contains references to the Canadian dollar and the United States dollar. The Corporation's reporting currency is Canadian dollars. The Corporation's costs are incurred principally in Canadian dollars and United States dollars. Unless otherwise indicated, all references to "$" or "C$" or "dollars" in this AIF are references to Canadian dollars. United States dollars are referred to as "US$". As at March 31, 2015, the noon spot rate of exchange between the United States dollar and the Canadian dollar as reported by the Bank of Canada was US$1.00 = C$1.2683 or C$1.00 = US$0.7885.

Measurement

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Kilograms	2.205	= pounds
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

CAUTIONARY NOTE REGARDING TECHNICAL INFORMAND FORWARD-LOOKING INFORMATION

This AIF contains "forward-looking information" within the meaning of Canadian securities legislation. All forward-looking information contained in this AIF is given as of the date hereof.

In certain cases, forward-looking information can be identified by the use of words such as "believe", "intend", "may", "will", "should", "plans", "anticipates", "believes", "potential", "intends", "expects" and other similar expressions. Forward-looking information reflects the current expectations and assumptions of management and is subject to a number of known and unknown risks, uncertainties and other factors which may cause the Corporation's actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information, particularly as it relates to the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral resources and mineral reserves (each as defined according to the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves), the timing and amount of estimated future production, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, and the future prices of precious and base metals, is inherently uncertain. In addition, the timing and magnitude of certain events are inherently risky and uncertain, particularly as they relate to the possible variations in mineral grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.

Key assumptions upon which the Corporation's forward-looking information is based include the following: estimated prices for gold and silver; the Corporation being able to secure new financing to continue its exploration, development and operational activities; the timing and amount of estimated future production and costs of production; currency exchange rates; the ability of the Corporation to comply with environmental, safety and other regulatory requirements and being able to obtain regulatory approvals (including licenses and permits) in a timely manner; there not being any material adverse effects arising as a result of political instability, taxes or royalty increases, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the regions in which the Corporation operates; the Corporation being able to achieve its growth strategy; the Corporation's operating costs; key personnel and access to all equipment necessary to operate the Fire Creek Project (as hereinafter defined) and the Midas Project (as hereinafter defined).

These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking information or the assumptions on which the Corporation's forward-looking information is based. Readers are advised to carefully review and consider the risk factors identified in this AIF under the heading "Risk Factors" and elsewhere herein for a discussion of the factors that could cause the Corporation's actual results and performance to be materially different from any anticipated future results or performance expressed or implied by the forward-looking information. Readers are further cautioned that the foregoing list of assumptions is not exhaustive, and it is recommended that readers consult the more complete discussion of the Corporation's business, financial condition and prospects that is included in this AIF. The forward-looking information contained in this AIF is given as of the date hereof and, accordingly, is subject to change after such date.

Although the Corporation believes that the assumptions on which the forward-looking information are made are reasonable, based on the information available to the Corporation on the date such forward-looking information was given, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The Corporation does not undertake to update or revise any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking information contained in this AIF is expressly qualified by this cautionary statement.

A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill. A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex, and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

TECHNICAL INFORMATION

The scientific and technical information contained in this AIF relating to the Corporation's Fire Creek Project up to December 31, 2014 is derived from the technical report titled "Preliminary Feasibility Study for the Fire Creek Project, Lander County, Nevada", dated as of and filed on SEDAR on March 16, 2015 (with an effective date of December 31, 2014) (the "Fire Creek Technical Report"). The Fire Creek Technical Report was prepared by Mark Odell, P.E., Laura Symmes, SME and Sarah Bull, P.E. of Practical Mining LLC and Karl Swanson, M.Eng., SME, AusIMM, Independent Mining & Geological Consultant.

The scientific and technical information contained in this AIF relating to the Corporation's Midas Mine (as hereinafter defined) up to August 31, 2014 is derived from the technical report titled "Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada", filed on SEDAR on March 31, 2015 (with an effective date of August 31, 2014) (the "Midas Technical Report"). The Midas Technical Report was prepared by Mark Odell, P.E., Laura Symmes, SME, Sarah Bull, P.E. of Practical Mining LLC and Karl Swanson, M.Eng., SME, AusIMM, Independent Mining & Geological Consultant.

The Fire Creek Technical Report and the Midas Technical Report are subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the Fire Creek Technical Report and the Midas Technical Report, which have been filed with Canadian securities regulatory authorities pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101") and are available for review under the Corporation's profile on SEDAR at www.sedar.com. The Fire Creek Technical Report and the Midas Technical Report are not, and shall not be deemed to be, incorporated by reference in this AIF.

Where appropriate, certain information contained in this AIF updates information derived from such technical reports. All scientific or technical information relating to the Fire Creek Project subsequent to December 31, 2014 and all scientific or technical information relating to the Midas Project subsequent to August 31, 2014 has been prepared by or under the supervision of Mark Odell, who is a "qualified person" for the purposes of NI 43-101. Mark Odell has approved the disclosure of scientific and technical information contained in this AIF relating to the Fire Creek Project subsequent to December 31, 2014 and relating to the Midas Project subsequent to August 31, 2014.

CORPORATE STRUCTURE

Name and Incorporation

The Corporation was incorporated under the name Attila Resources Ltd. by memorandum (the "Memorandum") dated August 25, 1971 under the Company Act (British Columbia). The Memorandum was amended on October 28, 1974 to change the name of the Corporation to Klondex Mines Ltd. and on June 6, 1988 to consolidate the authorized capital on the basis of five previously issued common shares of the Corporation ("Common Shares") for one new Common Share and to increase the authorized capital to 20,000,000 Common Shares without par value. On April 16, 2004, the Corporation transitioned to the Business Corporations Act (British Columbia) by filing notice of articles (the "Notice of Articles") which were amended on October 6, 2005 to alter the authorized capital to an unlimited number of Common Shares without par value.

The head and registered office of the Corporation is located at 1055 West Hastings Street, Suite 2200, Vancouver, British Columbia, V6E 2E9. The Corporation is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Newfoundland & Labrador and Prince Edward Island. The Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "KDX".

Subsidiaries

The following organizational chart sets out all of the subsidiaries of the Corporation, their jurisdictions of incorporation and the percentage of voting securities beneficially owned or controlled by the Corporation:

GENERAL DEVELOPMENT OF THE BUSINESS

Summary Description of the Business

The Corporation is focused on the exploration, development and production of its two gold and silver projects in north central Nevada, being the Fire Creek project located in Lander County, Nevada (the "Fire Creek Project") and the Midas mine (the "Midas Mine") and ore milling facility located in Nevada (together with the Midas Mine, the "Midas Project" or "Midas"). These properties are situated along the Northern Nevada Rift ("NNR") in north central Nevada. The 1,200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. The Midas Mine is fully-permitted and has been in operations since 1998. The Fire Creek Project is located 112 kilometres south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at the Fire Creek Project.

Three Year History

The following is a summary of the key developments over the past three years.

2012 Highlights

In June 2012, seven new independent directors were elected at the annual general meeting of shareholders of the Corporation, to serve as directors for the ensuing year. The following month, William Matlack and Blair Schultz were named Interim Chief Executive Officer and Chairman of the Corporation, respectively. Mr. Matlack replaced Blane Wilson, who resigned as President and Chief Executive Officer of the Corporation.

In July 2012, the Corporation adopted a revised operating plan for the Fire Creek Project. After an internal review of operations at the Fire Creek Project, the Corporation decided to defer commencement of the bulk sample program and to focus efforts on further exploration and advancement of the Fire Creek mineral resource model and geology.

On September 13, 2012, Paul Andre Huet was appointed President and Chief Executive Officer of the Corporation, replacing William Matlack, who remained a director of the Corporation.

On November 19, 2012, Klondex expanded its operating management team with the appointment of Michael Doolin as General Manager of the Fire Creek Project and Sid Tolbert as Mine Superintendent of the Fire Creek Project.

On November 20, 2012, the Corporation completed a private placement financing on a fully-marketed best efforts basis (the "2012 Offering") of 16,984,046 units ("2012 Units"), including 2012 Units issued pursuant to the exercise of an option granted to the agents, at a price of $1.35 per 2012 Unit, for aggregate gross proceeds of C$22,928,462. Each 2012 Unit consisted of one Common Share and one-half of one common share purchase warrant (each whole warrant, a "2012 Unit Warrant"), with each 2012 Unit Warrant entitling the holder thereof to purchase one Common Share at a price of $1.75 until November 20, 2014. The net proceeds from the 2012 Offering were used for the development of the Fire Creek Project and ongoing operating and working capital requirements.

2013 Highlights

On January 4, 2013, the Corporation completed a private placement of senior unsecured notes due January 5, 2015 (the "Notes") for aggregate gross proceeds of $7,000,000 (the "Debt Offering"). The Notes sold under the Debt Offering were issued to investors at a 2% original issue discount. In addition, investors in the Debt Offering received an aggregate of 525,000 common share purchase warrants which entitled the holder thereof to purchase one Common Share at a price of $1.55 until July 4, 2014, subject to early expiry in certain circumstances. The proceeds from the Debt Offering plus available cash were used to repay all outstanding borrowings and related discount amortization under the US$20 million gold-backed debt facility entered into by the Corporation's subsidiary, Klondex Gold & Silver Mining Company ("KGS"), in April 2011 and funded by Waterton Global Value, L.P., totalling approximately US$10.9 million. On February 11, 2014, the Corporation repaid the Notes in full.

On July 25, 2013, the Corporation announced that KGS had obtained and drawn down on a bridge loan facility of $1,999,999 (the "K2 Loan") advanced by K2 Principal Fund L.P. ("K2"), a significant shareholder of the Corporation, and on a bridge loan facility of $400,000 (the "Third Party Loan" and together with the K2 Loan, the "July 2013 Loans") advanced by a third party (the "Third Party Lender").

Each of the July 2013 Loans was evidenced by a promissory note bearing interest at the rate of 1% per 30-day period and maturing on November 30, 2013, with provisions for additional interest payments in the event that certain minimum payments were not made during the term of the July 2013 Loans. The July 2013 Loans were guaranteed by the Corporation and were secured against the personal property of KGS, including extracted minerals obtained from the Fire Creek Project. Proceeds from the July 2013 Loans were intended to be used for general working capital purposes. In addition, KGS and the Third Party Lender also agreed to amend the terms of an existing US$1.6 million promissory note in favour of the Third Party Lender to, among other things, extend the term of such note (the "Extension").

In connection with the July 2013 Loans and the Extension, the Corporation issued an aggregate of 500,000 common share purchase warrants (the "Loan Warrants") to each of K2 and the Third Party Lender, with each Loan Warrant entitling the holder thereof to purchase one Common Share at a price of $1.19 and $1.2215, respectively, for a period of one year following its date of issue. On September 23, 2013, K2 exercised its Loan Warrants to purchase 500,000 Common Shares for aggregate proceeds to the Corporation of $595,000. Subsequently in 2013, the Third Party Lender exercised its Loan Warrants to purchase 500,000 Common Shares for aggregate proceeds of $610,750.

In July 2013, the Corporation entered into an agreement with Newmont to begin processing Klondex's higher grade mineralized material from the Fire Creek Project (the "Newmont Processing Agreement") at the Midas mill. In August 2013, the Corporation delivered the first shipment of mineralized material to Newmont for processing under the Newmont Processing Agreement. In connection with the completion of the Midas Acquisition (as hereinafter defined) in February 2014, the Newmont Processing Agreement was terminated.

On September 16, 2013, the Corporation announced the completion of an updated mineral resource estimate for the Fire Creek Project. The Corporation filed a technical report on October 31, 2013 in support of the updated mineral resource estimate.

On October 16, 2013, the Corporation completed a private placement of 14,200,000 special warrants ("Special Warrants") for gross proceeds of C$19,454,000 (the "Special Warrant Offering") through a syndicate of agents. Each Special Warrant entitled the holder thereof to receive, for no additional consideration upon its exercise or deemed exercise, one Common Share. In connection with the Special Warrant Offering, the agents received an aggregate of 568,000 broker warrants ("2013 Broker Warrants") entitling the agents to purchase up to 568,000 Common Shares at a price of $1.43 until October 16, 2015. On November 15, 2013, the Corporation filed, and was receipted by the securities regulatory authorities in each of the provinces of Canada (other than Quebec) for, a final short form prospectus to qualify the Common Shares underlying each of the Special Warrants and the 2013 Broker Warrants. On November 20, 2013, the Special Warrants were deemed to be exercised and surrendered pursuant to the terms thereof, and the Corporation issued 14,200,000 Common Shares to the holders of Special Warrants. The Corporation repaid all of the outstanding short term debt of the Corporation using proceeds from the Special Warrant Offering and monies received from shipments of mineralized material. The debt repaid included $2.4 million in July 2013 Loans and $1.61 million in debt issued in 2010, all of which was to mature on November 30, 2013.

On October 28, 2013, the Corporation completed the excavation of the secondary egress at Fire Creek Project, which became operational in November 2013 and allowed the Corporation to begin its bulk sampling program at Fire Creek.

In July 2013, Renaud Adams was appointed a director of the Corporation. In October 2013, Richard J. Hall joined the Corporation as a special advisor to the board of directors of the Corporation (the "Board") on strategic opportunities. On November 15, 2013 the Corporation appointed Barry Dahl as Chief Financial Officer of the Corporation, replacing Jorge Avelino, who continued to serve as Corporate Controller and Corporate Secretary of the Corporation until September 2014.

On December 4, 2013, the Corporation entered into a stock purchase agreement with its wholly-owned subsidiary, Klondex Holdings (USA) Inc. ("Klondex USA"), and Newmont USA Limited ("Newmont USA") to acquire all of the shares of Klondex Midas Holdings Limited (formerly Newmont Midas Holdings Limited) (the "Midas Acquisition"), which indirectly owns the Midas Project. The Midas Acquisition was completed on February 11, 2014. The purchase price of the Midas Acquisition was comprised of (i) approximately US$55 million in cash, (ii) the replacement of Newmont surety arrangements with Nevada and federal regulatory authorities in the amount of approximately US$28 million, and (iii) the issuance by the Corporation to Newmont USA of 5 million common share purchase warrants at an exercise price of $2.15, with a 15-year term, subject to acceleration in certain circumstances. On May 12, 2014, the Corporation filed a Form 51-102F4 business acquisition report on SEDAR in respect of the Midas Acquisition, a copy of which is available under the Corporation's issuer profile on SEDAR at www.sedar.com.

The Midas Acquisition was financed through the Subscription Receipt Financing (as hereinafter defined), the 2014 Debt Financing (as hereinafter defined) and the Gold Purchase Arrangement (as hereinafter defined) (collectively, the "Midas Acquisition Financings").

2014 Highlights

On January 9, 2014, as part of its Midas Acquisition financing, the Corporation completed an offering (the "Subscription Receipt Financing") of 29,400,000 subscription receipts at a price of $1.45 per subscription receipt (the "Subscription Receipts") on a private placement basis, raising aggregate gross proceeds of $42,630,000 (the "SR Proceeds") pursuant to the terms of an agency agreement (the "SR Agency Agreement") dated December 6, 2013 between the Corporation and GMP Securities L.P., MGI Securities Inc., Mackie Research Capital Corporation, M Partners Inc., Jones, Gable & Company Limited ("Jones Gable") and PI Financial Corp. (collectively, the "SR Agents"). The SR Proceeds, less the SR Agents' expenses and out-of-pocket costs and legal expenses, were placed in escrow pending (i) the closing of the Midas Acquisition, and (ii) the receipt by the Corporation of the requisite shareholder approval of the Subscription Receipt Financing and the 2014 Debt Financing (as hereinafter defined) pursuant to the requirements of the TSX. Upon both of these conditions being satisfied, on February 11, 2014, the net proceeds of the Subscription Receipt Financing were paid out of the escrowed funds to the Corporation.

On February 11, 2014, in connection with the Midas Acquisition, the Corporation entered into a senior secured loan facility agreement (the "Facility Agreement") with a syndicate of lenders led by Royal Capital Management Corp. ("RoyCap"), and including K2 and Jones Gable (collectively, the "2014 Lenders") pursuant to which the Corporation issued units consisting of an aggregate of $25,000,000 principal amount of notes (the "2014 Notes"), issued at a 2.5% discount to par value, and 3,100,000 common share purchase warrants ("2014 Lender Warrants") (the "2014 Debt Financing"). The 2014 Lender Warrants have an exercise price of $1.95 and will expire on February 11, 2017. The 2014 Notes bear interest at a rate of 11.0% and mature on August 11, 2017.

On February 11, 2014, also in connection with the Midas Acquisition, the Corporation entered into a gold purchase agreement (the "Gold Purchase Agreement") with Franco-Nevada GLW Holdings Corp., a subsidiary of Franco-Nevada Corporation ("FNC"), pursuant to which the Corporation raised proceeds of US$33,763,640 (the "Gold Purchase Arrangement") in consideration for the delivery of an aggregate of 38,250 ounces of gold on a monthly basis over a five year period ending on December 31, 2018. Under the terms of the Gold Purchase Agreement, the Corporation is required to make gold deliveries at the end of each month, with the first delivery having been due on June 30, 2014. Gold deliveries will cease when the delivery of 38,250 ounces of gold is completed on December 31, 2018. The annualized delivery schedule is shown in the following table.

Year	Au (ounces)
2014	6,750
2015	7,500
2016	8,000
2017	8,000
2018	8,000
Total	38,250

The Corporation's obligations under each of the 2014 Debt Financing and the Gold Purchase Agreement are secured against all of the assets and property of the Corporation and its subsidiaries. The security granted for the performance of the Corporation's obligations under the 2014 Debt Financing and the Gold Purchase Agreement rank pari passu.

The Facility Agreement contains customary events of default and covenants for a transaction of its nature, including limitations on future indebtedness during its term. Early repayment of the loan under the Facility Agreement by the Corporation is required under an event of default under the Facility Agreement, including in the event that the Corporation has failed to pay within three business days of being due any principal or interest totaling $250,000 or more on any indebtedness of the Corporation other than the indebtedness under the Facility Agreement. In addition, the Corporation may not incur indebtedness where, on the date of such incurrence, and after giving effect thereto and the application of proceeds therefrom, the Consolidated Adjusted EBITDA (as defined in the Facility Agreement) of the Corporation and its subsidiaries divided by the sum of the consolidated debt expense (net of consolidated interest income) of the Corporation and its subsidiaries would be less than 3.5.

The Gold Purchase Agreement also contains customary events of default and covenants for a transaction of its nature. A default under the Facility Agreement would also constitute a default under the Gold Purchase Agreement. As at the date hereof, the Corporation is in compliance with all requirements under the Facility Agreement and the Gold Purchase Agreement.

On February 12, 2014, the Corporation entered into a royalty agreement (the "FC Royalty Agreement") with Franco-Nevada U.S. Corporation ("Franco-Nevada US"), a subsidiary of FNC, and KGS, pursuant to which KGS raised proceeds of US$1,018,050 from the grant to Franco-Nevada US of a 2.5% NSR royalty on the Fire Creek Project. The Corporation also entered into a royalty agreement (the "Midas Royalty Agreement") with Franco-Nevada US and Klondex Midas Operations Inc. (formerly Newmont Midas Operations Inc.) ("Midas Operations"), an indirect wholly-owned subsidiary of the Corporation, pursuant to which Midas Operations raised proceeds of US$218,310 from the grant of a 2.5% NSR royalty to Franco-Nevada US on the Midas Mine.

Effective April 15, 2014, Brent Kristof was appointed Chief Operating Officer of the Corporation.

Effective April 17, 2014, the Corporation entered into a toll milling agreement with French Gulch Nevada Mining Corp. ("French Gulch") to process gravity concentrates from the Washington Mine at the Midas Mill during a one-year term, subject to renewal annually. The agreement is structured so that all doré produced from the Midas Mill will become the property of the Corporation, and the Corporation will pay French Gulch the value of the recovered gold minus all toll mill charges.

On June 9, 2014, the Corporation received the final permit for the rapid infiltration basin at the Fire Creek Project.

On July 30, 2014, the Corporation completed a bought deal public offering (the "July 2014 Offering") of 8,050,000 Common Shares at a price of $2.00 per Common Share for aggregate gross proceeds of $16,100,000 through a syndicate of underwriters, including the issue of 1,050,000 Common Shares at the offering price upon the exercise of the over-allotment option granted by the Corporation to the underwriters, which was fully-exercised. The July 2014 Offering was carried out pursuant to the terms of an underwriting agreement (the "Underwriting Agreement") dated July 16, 2014 between the Corporation and GMP Securities L.P., RBC Dominion Securities Inc., M Partners Inc., Industrial Alliance Securities Inc., Dundee Securities Ltd. and Mackie Research Capital Corporation.

On September 9, 2014, the Corporation announced the appointment of Richard J. Hall as the Chairman of the Board. Following the appointment of Mr. Hall, Blair Schultz continued to act as executive director of the Corporation.

On September 30, 2014, the Corporation reported an updated mineral resource estimate for the Midas Project, and the Corporation filed the Midas Technical Report on November 14, 2014 in respect of this updated mineral resource estimate. For more information, please see "Mineral Projects – Midas Project".

On December 3, 2014, the Corporation announced that its subsidiary, Midas Operations, had entered into a toll milling agreement with LKA Gold, Inc. to process high grade ore produced from the Golden Wonder Mine, located near Lake City, Colorado, at the Midas mill. The toll milling agreement has a one year term beginning on December 1, 2014 and is subject to renewal annually. Under the terms of the agreement, high grade ore, greater than 51.4 g/t Au from the Golden Wonder Mine will be delivered to the Midas mill for processing. Pursuant to the toll milling agreement, all doré produced will become the property of the Corporation, and the Corporation will pay LKA Gold, Inc. the value of the recovered gold minus all toll mill charges.

On December 16, 2014, the Corporation announced the appointment of Brian Morris as the Vice President Exploration and Geology Services of the Corporation. Beginning in January, Mr. Morris began heading all exporation and support geologic production activities at the Corporation's projects in Nevada.

In 2014, the Corporation recovered 107,860 gold equivalent ounces, which contributed to net income for the year of $18.3 million. The Corporation's 2014 annual production results are shown in the following table.

Operating Information	Total 2014
Tons Mined	178,326
Au Grade (opt)	0.50
Ag Grade (opt)	8.13
Tons Milled	171,844
Au Ounces Recovered	86,239
Ag Ounces Recovered	1,365,586
Au Equivalent Ounces Recovered(1)	107,861
Au Ounces Sold(2)	70,661
Ag Ounces Sold	1,117,288
Au Equivalent Ounces Sold(1)(2)	88,352

Note:
	(1)	The silver to gold ratio used to calculate gold equivalent ounces is 63.15:1.
	(2)	Does not include 2,439 gold ounces reported as sale of mineralized material and credited to the carrying value of the Fire Creek Project.

Events Subsequent to 2014

On January 29, 2015, the Corporation reported an increased mineral resource estimate at the Fire Creek Project. On February 23, 2015, the Corporation reported initial mineral reserve estimates at the Fire Creek Project and at the Midas Project as well as certain key financial statistics for the Fire Creek Project and the Midas Project. The Corporation filed the Fire Creek Technical Report on March 16, 2015 in support of the increased mineral resource estimate and the initial mineral reserve estimate at the Fire Creek Project and filed the Midas Technical Report in support of the initial mineral reserve estimate at the Midas Project on March 31, 2015. For more information, please see "Mineral Projects – Fire Creek Project" and "Mineral Projects – Midas Project".

Operational Outlook for 2015

The Corporation's focus for 2015 will be to continue to advance current activities at both the Fire Creek Project and the Midas Project. The Corporation will focus on growing production to 120,000 to 125,000 gold equivalent ounces and improving profitability by reducing costs. In 2015, the Corporation intends to invest in the growth of its properties by spending approximately $33 million on growth and sustaining capital, comprised of approximately $15 million each at Fire Creek and Midas for $9 million development and $6 million drilling per project. Exploration at Fire Creek will concentrate on mineral resource growth by step-out drilling on the vein system along strike north and south, in addition to up and down dip. The Corporation will focus its efforts at Midas on resource addition in previously identified zones to the west and south of the current workings. This includes the West Zone on the Rico Vein and Midas Trend, as well as the South Zone on the Queen Vein. The Corporation plans to spend an additional $3 million on mill upgrades and tailings pond expansion.

Major operational objectives for 2015 include: construction of a lift on the existing tails dam at Midas to increase capacity from a currently expected three years to approximately five years, allowing time to permit a 15 year dam; the Water Pollution Control Permit at Fire Creek which is linked to removing the 120,000 ton mining cap which the Corporation acticipates receiving during the second half of 2015; and completing the environmental assessment and required permitting at Fire Creek.

MINERAL PROJECTS

Fire Creek Project

Klondex has a 100% indirect ownership interest in the land block known as the Fire Creek Project in Lander County, Nevada, U.S.A. The following summary is based on the Fire Creek Technical Report.

Property Description and Location

The Fire Creek Project is located primarily in Lander County, Nevada and to a lesser extent in Eureka County, Nevada, approximately 34 miles west of Carlin, 63 miles west of Elko and 16 miles south of Interstate Highway I-80 in a sage and grass covered weathered basalt hillside overlooking Crescent Valley. There are multiple small towns along paved highways within a short commute of the Fire Creek Project, and the northern edge of the residential area of the town of Crescent Valley abuts the main access road. Crescent Valley is located on Nevada State Highway 306 and is the closest town to the Fire Creek Project. Access to the Fire Creek Project from Elko takes approximately one hour.

The Fire Creek Project comprises unpatented lode mining claims and private fee lands (both owned and leased). The land position includes approximately 15,421 acres of unpatented lode mining claims, 1,114 acres of private fee land and 229 acres of mineral leases. Overall, the Fire Creek Project land package is approximately 17,000 acres.

Unpatented lode mining claims grant mineral rights and access to the surface within the boundaries of the claim. These rights are maintained by paying a maintenance fee of $155 per claim to the U.S. Bureau of Land Management ("BLM") prior to September 1st of each year. The unpatented lode mining claims held by Klondex are currently in good standing through September 1, 2015.

In addition to BLM maintenance fees, Klondex must record a notice of intent to hold and pay a fee to the county in which the unpatented lode mining claims are situated. The 831 unpatented lode mining claims held by Klondex are currently in good standing through November 1, 2015.

A list of the private fee lands owned by KGS is set out in the Fire Creek Technical Report under the heading "Property Description and Location", along with a table listing the private fee lands leased by KGS. The private fee lands and leases are subject to differing cash payments, net smelter return royalties, and wheelage royalties as listed in such tables. A table listing the property agreement obligations is also provided in the Fire Creek Technical Report.

On February 12, 2014, Klondex entered into the FC Royalty Agreement with Franco-Nevada US and KGS. Pursuant to the FC Royalty Agreement, KGS raised proceeds of US$1,018,050 from the grant to Franco-Nevada U.S. Corporation of a 2.5% NSR royalty on the Fire Creek Project. The royalty applies to all production from the Fire Creek Project beginning in 2019.

KGS entered into a gold supply agreement with Waterton dated March 31, 2011, as amended and restated October 4, 2011 (the "Gold Supply Agreement"). Pursuant to the Gold Supply Agreement, Klondex granted Waterton the right to purchase refined bullion (as defined in the Gold Supply Agreement) produced from the Fire Creek Project for the period commencing February 28, 2013 and ending February 28, 2018, subject to adjustment (the "Gold Supply Agreement Term"). If Klondex has not delivered an aggregate minimum of 150,000 ounces of refined bullion during the first four years prior to the end of the Gold Supply Agreement Term, the Gold Supply Agreement Term will be extended until an aggregate of 185,000 ounces of refined bullion has been delivered (including any refined bullion delivered during the original Gold Supply Agreement Term) to Waterton. Under the Gold Supply Agreement, in the event that Waterton exercised its right to purchase refined bullion during the period of February 28, 2013 to May 31, 2013, the purchase price per ounce payable by Waterton was to be the purchase price per ounce of the last settlement price of gold on the London Bullion Market Association (the "LMBA") PM Fix on the last trading day prior to the date Waterton provided notice to Klondex that it intended to exercise its purchase right (the "Pricing Date") less a 1% discount (which discount is only applicable if such price is more than US$900 per ounce). In the event that Waterton exercises its right to purchase refined bullion during the period following May 31, 2013 and before February 28, 2016, the purchase price per ounce payable by Waterton is the average settlement price of gold on the LMBA PM Fix for the 30 trading days immediately preceding the applicable Pricing Date (the "Average Price") less a 1% discount; provided that, in each case, if such price per ounce is less than US$900 the discount will be nil. In addition, in the event that Waterton exercises its right to purchase refined bullion after February 28, 2016, the purchase price per ounce will be the Average Price immediately preceding the applicable Pricing Date, without any discount.

The claim locations are based on location of monuments and their dimensions cited to the BLM. The claim boundaries are not surveyed, and the exact location of the boundaries depend on physical positions of the location posts in the field. The authors of the Fire Creek Technical Report are not aware of any conflicting surface rights in this area or near the Fire Creek Project. Other considerations that might affect claim status include grazing rights and protected habitats. There are archaeological considerations in the immediate area of the Fire Creek Project; however, all new surface disturbance proposed by Klondex is reviewed and permitted by the BLM prior to construction. To the knowledge of the authors of the Fire Creek Technical Report, at the time of the Fire Creek Technical Report, there were no environmental or social factors that would affect land title.

Gold mineralization at the Fire Creek Project occurs in steeply dipping epithermal veins within Tertiary basalt flows and intrusive rocks. The mineralized basalt rocks are a suite of mafic, extrusive rocks associated with the regional north-northwest-trending Northern Nevada Rift ("NNR") structural zone. The system is distinguished as a linear magnetic anomaly approximately 30 miles wide that extends 190 miles south-southeast from the Oregon-Nevada border to central Nevada.

Permitting and Approvals

The major operational permits and a brief summary of the requirements for each permit are outlined in the following table.

Permit	Permit Number	Agency	Permit Type and Explanation
Environmental Assessment and Plan of Operations	NVN-079769	BLM

Plan of Operations is required for all mining and processing activities and exploration exceeding five acres of disturbance. BLM approves the plan and determines the required environmental studies, usually an environmental assessment or an environmental impact study based on the requirements outlined in the National Environmental Policy Act.

Record of Decision		BLM	A Record of Decision in the United States is the formal decision document which is recorded for the public.
Water Pollution Control Permit (Operations)	NEV2007104	NDEP, BMRR

Mines operating in the State of Nevada are generally required to meet a zero discharge performance standard. A Water Pollution Control Permit is required for the extraction of minerals. A separate permit may be issued for certain activities at a specific facility, such as rapid infiltration.

Water Pollution Control Permit (Infiltration)	NEV2013102	NDEP, BMRR	Water Pollution Control Permit for infiltration of water from the underground mine operations. This permit is still in the approval process.
Water Rights	28637, 77002, 77003, 75129	NDWR

Water rights are issued by the Nevada Division of Water Resources based on Nevada water law which issues permits based on prior appropriation and beneficial use. Prior appropriation (also known as "first in time, first in right") allows for the orderly use of the State of Nevada's water resources by granting priority to parties with senior water rights. This concept ensures the senior uses are protected, even as new uses for water are allocated.

Permit	Permit Number	Agency	Permit Type and Explanation
Reclamation Permit	#0241	NDEP, BMRR

Summarizes reclamation activities and associated costs. Ensures land disturbed by mining activities are reclaimed to safe and stable conditions to promote a safe and stable post-mining land use. A permit is required for any disturbance over five acres. The RCE is financially secured with a posted security. The posted surety amount provides assurance that reclamation will be pursuant to the approved reclamation plan.

Air Quality Permit	AP1041-2774	NDEP, BAPC

An owner or operator of any proposed stationary source must submit an application for and obtain an appropriate operating permit before commencing construction or operation. Class II Air Permit - Typically for facilities that emit less than 100 tons per year for any one regulated pollutant and emit less than 25 tons per year total hazardous air pollutants and emit less than 10 tons per year of any one hazardous air pollutant.

Storm Water Permit	NVR300000	NDEP, BWPC

General storm water discharges associated with activities from metal mining activities. Regulates storm water runoff from waste rock storage piles, roads, and cleared areas. Typical pollutants include suspended solids and minerals eroded from exposed surfaces.

Klondex has an approved plan of operations with the BLM covering their current exploration activities at the Fire Creek Project, as well as an approved bulk sampling permit from the State of Nevada. Klondex received approval to an amendment to the Plan of Operations and Reclamation Permits (NVN-079769 and Reclamation Permit #0028) which allows Klondex to construct and operate several rapid infiltration basins ("RIBs"). Klondex received approval for the Water Pollution Control Permit for the RIBs (WPCP2013102) in February 2014. In addition, Klondex has initiated a baseline data collection program to ensure that enough data is collected to be sufficient for additional permitting necessities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Fire Creek Project is easily reached from the town of Elko by driving west on Highway I-80 for 40 miles to the Beowawe and Crescent Valley Exit #261. The Fire Creek Project is located five miles west on 10th Street in Lander County, Nevada.

The state and county roads leading to the Fire Creek Project are mostly paved and maintained in order to service the ranches and mines in Crescent Valley such as Barrick Gold Corporation's Cortez Mine.

The nearest rail siding is located in the town of Beowawe, a small community of about 50 people, approximately 15 miles north of the Fire Creek Project. Crescent Valley, a small town with a population of approximately 200 people, is about seven miles south of the Fire Creek Project. The towns of Battle Mountain and Elko, about 52 miles northwest and 63 miles northeast of the Fire Creek Project, respectively, are the nearest larger towns and supply most of the labor force. These towns are the only locations with amenities and services such as motels, fuel, grocery stores, and restaurants. Klondex's land holdings at the Fire Creek Project have adequate acreage to support future exploration and mining activities. Minerals from the Fire Creek Project will be transported to the Klondex's Midas Mill for processing.

Electrical power is provided to the Fire Creek Project by NV Energy, Inc. ("NV Energy") through a transmission line and substation located near the eastern project boundary.

The Fire Creek Project lies in elevation between 4,900 feet and 7,200 feet. The topographic relief is moderate with mature topography consisting mostly of rounded hills with steeper grades along more competent strata. The stream down-gradient from the Fire Creek Project are ephemeral and are sourced by up-gradient springs.

The climate at the Fire Creek Project is typical for northern Nevada with hot, dry summers and cold winters. Average daily summer temperatures range from 80°F to 90°F, and average winter low temperatures range from 40°F to 20°F. Summer temperature extremes may reach 100°F for short periods, and winter extreme temperatures may drop below 0°F for short periods. Fieldwork, including exploration drilling, is commonly conducted throughout the year in this area. Mines in the Crescent Valley typically operate all year without experiencing any major weather-related problems.

Vegetation at the Fire Creek Project is mainly limited to sagebrush, other species of low vegetation and some grasses. There are no trees at the Fire Creek Project. Due to the low amount of rainfall, the vegetation is low and sparse.

History

The first recorded lode mining claim dates to 1933, but no other activity is known prior to 1967. The following table summarizes exploration performed since 1967.

Dates	Company	Details
1967	Union Pacific Resources	Drilled two core holes.
1974 to 1975	Placer Development Ltd.	Drilled 22 rotary holes.
1975 to 1983	Klondex Mines Ltd.	Acquired the Fire Creek Project; drilled 64 rotary holes; conducted a small test heap leach operation that produced 67 oz. Au.
1984 to 1985	Minex Resources, Inc. ("Minex")

Leased the Fire Creek Project from Klondex; drilled 13 rotary holes; conducted a larger test heap leach operation using approximately 30,000 tons of material; due to the use of only the exploration drilling and no ore control, the material was primarily waste and ultimately produced less than 1,000 oz. Au.

1986 to 1987	Alma American Mining Company ("Alma")	Leased the Fire Creek Project from Klondex; drilled 64 rotary holes.
1988	Aurenco Joint Venture ("Aurenco JV")	Aurenco JV formed between Black Beauty Mining and Covenanter Mining.
1988 to 1990	Aurenco JV	Leased the Fire Creek Project from Klondex; completed 51,476 feet of rotary drilling, 500 soil samples, and 750 surface rock chip samples.
1990 to 1995	Klondex Mines Ltd.	No activity.
1995 to 1996	North Mining Inc. ("North Mining")

Leased the Fire Creek Project from Klondex; commenced the first technical exploration drilling program to examine deeper targets; drilled 67 holes for a total of 39,570 feet; performed IP-Resistivity and HEM surveys.

1996 to 2004	Klondex Mines Ltd.	No activity.
2004 to 2012	Klondex Mines Ltd.	Began a deep exploration program; development commenced in 2011.
2012 to Present	Klondex Mines Ltd.	New management and board of directors in 2012; ongoing exploration; commenced a bulk sampling program in 2013.

When Aurenco dropped the Fire Creek Project in 1990 without conducting further work, the Fire Creek Project reverted to 100% Klondex control.

Historic production is limited to marginal mining of oxidized siliceous cap material from a pit and the construction of a small test heap leach operation from 1988 to 1990. With the exception of current operations under the bulk sampling permit, there has been no other production at the Fire Creek Project since 1990.

Geological Setting

Regional Geology

The Fire Creek Project is located on the northeast flank of the Shoshone Range in Lander County, Nevada, and in the western half of the NNR. The surface and near-surface NNR is composed of an alignment of middle-Miocene basaltic (and lesser rhyolitic) dikes and up to 42,000 feet of basin-filling lava flows, pyroclastic units and lacustrine sedimentary units that are distinguishable regionally as a prominent, north-northwest trending aeromagnetic anomaly that extends some 300 miles south-southeastward from the Oregon-Nevada border. The NNR is likely related to a pre-Cenozoic, deep-crustal fault reactivated between 16.5 and 14.7 Ma and reflects west-southwest – east-northeast regional extension.

Basement rocks of the northern Shoshone Range are comprised of lower Paleozoic primarily siliciclastic sedimentary units of the Roberts Mountain Allochthon upper plate. The primary upper plate units in the Fire Creek Project area are imbricate thrust stacks of Ordovician Valmy Formation, which is comprised of sandstone, shale, chert, and quartzite and the Devonian Slaven Chert. Overlying the Paleozoic sedimentary rocks is a discontinuous tuff layer. The origin and continuity of this unit remains enigmatic.

A middle-Miocene package of intercalated basalt and basaltic andesite flows and associated pyroclastic units intrudes and unconformably overlies the lower sedimentary and tuffaceous rocks. Competent flow units in this package form the dominant host for gold mineralization at the Fire Creek Project.

The Andesite of Horse Heaven, a sparsely porphyritic andesite to basaltic andesite, conformably overlies the basalt flow package. This unit covers an extensive area of the Northern Shoshone Range and ranges from less than 130 feet to greater than 800 feet thick. Samples from this unit collected near the Mule Canyon Mine yielded whole-rock ages of 15.86±0.12 Ma and 15.2±0.8 Ma. Another sample collected near Corral Canyon, south of the Fire Creek Project, yielded a whole-rock age of 15.76±0.80 Ma.

Numerous steeply dipping, north-northwest- to north-striking mafic dikes are evident at the Fire Creek Project from drill data and mining operations; however, few mafic dikes have been mapped at the surface.

The western margin of the NNR in the Northern Shoshone Range is marked by two high-angle fault sets. The dominant set is parallel to the rift axis striking north-northwest (N15-30°W) and exhibits dip-slip movement. The most prominent of these is the Muleshoe Fault, which is less than a mile east of both the Mule Canyon Mine and the Fire Creek Project. Faults in this orientation commonly host mafic dikes and provided structural control on eruption and volcanic rock deposition.

Local Geology

Rock Units

Basement rocks beneath the Fire Creek Project deposit have not been drilled sufficiently for positive unit identification. Imbricate stacks of Ordovician Valmy Fm. and Devonian Slaven Chert, part of the Roberts Mountain Thrust upper plate, are mapped to the west of the deposit and are presumed to lie beneath the local Miocene volcanic package. Thickness of the upper plate rocks in this region is unconstrained. Lower plate rocks are thought to be Roberts Mountain Formation, but this has not been drill-tested, and no outcrops of this unit occur nearby. Overlying the Paleozoic sedimentary package is a 0 to 300-foot thick, discontinuous tuff unit, tentatively identified as the tuff of Cove Mine. The discontinuous nature of this unit is thought to be a function of paleo-topography.

Progressing upwards, unconformably overlying the tuff of Cove Mine, is approximately 500-foot thick section of interbedded lithic tuff beds, basalt flows and sills, and thin, laminated lacustrine sedimentary beds. These are grouped together under the Ttb (Tertiary tuff and basalt) moniker. Tuff layers are commonly intensely argillically altered. Alteration in basalts varies from unaltered to moderate propylitization.

The informal Fire Creek Sequence comprises three volcanic/volcaniclastic units that overlie the Ttb series. These are presented in ascending order.

Tbeq (Tertiary basalt equigranular) is a 400- to 700-foot thick, black to dark green, aphanitic and equigranular basalt flow package. In the vicinity of the Fire Creek Project deposit, a large percentage of this unit is altered.

Tbma discontinuously overlies Tbeq and is a 0 to 500-foot thick series of black, aphanitic, vitreous, and peperitic basalt flows that may be intercalated with thin tuff layers of the overlying Tlat. No gold mineralization is known in this unit. Alteration is non-existent to weakly propylitic.

Tlat (Tertiary lapilli ash tuff) also discontinuously overlies Tbeq, at the same or higher stratigraphic level as Tbma. Although discontinuous, it is regionally extensive. In the vicinity of the Fire Creek Project deposit, this unit is commonly intensely argillized.

The Andesite of Horse Heaven is the youngest package preserved at the Fire Creek Project. Locally, this package is broken into five units. Tb1, Tb2, and Tb3 directly overlie the Fire Creek Sequence and the Fire Creek Project deposit. Tb4 and Tb5 are only present to the east and northeast of the current mine area and may reflect compartmentalized lava fill into a fault-bounded basin.

Tb3 is the youngest unit present at the Fire Creek Project deposit. It consists of interbedded andesite and basalt flows, typically very fine grained with rare plagioclase and biotite phenocrysts up to 0.1 millimeters in diameter. Above the known deposit, Tb3 is argillized and hosts gold mineralization.

Tb2 is a black, aphanitic to sugary, weakly glassy basalt that contains trace to 10% plagioclase phenocrysts and five to seven percent magnetite as needles. The base of Tb2 is weakly altered, and this alteration rapidly decreases to zero vertically.

Tb1 shares many similarities to Tb2, specifically that it is a black, aphanitic to sugary, weakly glassy basalt with trace to 10% plagioclase phenocrysts. However, instead of magnetite needles this unit can be distinguished by the presence of three to five percent magnetite as crystals.

Tb4 is light red-grey to grey, platy to massive andesite interbedded with black, glassy, perlitic, porphyritic andesite. Phenocrysts of plagioclase and pyroxene volumetrically compose up to 25% and range from two to five millimeters in length. In the Fire Creek Project area, Tb4 is present to the east of a range-front-parallel fault located to the east of the deposit.

Tb5 is a series of fine grained to aphanitic, brown to black basalt flows with one to three percent magnetite and pyroxene phenocrysts. Individual flows have flaggy to platy bases and highly vesicular tops. It appears to underlie Tb4, although exposure is limited to the northeast corner of the Fire Creek Project area.

Property Geology

The current Fire Creek Project deposit is fault-bounded to the north, east, and south. The west remains structurally open, although data for this area is sparse. Drilling from underground has roughly defined the Alimak Fault, a north-northwest striking structure that intersects the westernmost extent of the underground workings. It is unknown if this is a system-bounding fault; however, ground conditions change sharply across it.

Veins

The vein system reflects extensional structural fabrics generated during NNR development. Veins were emplaced primarily along faults and dike contacts, both striking approximately N15°W and with variable but steep dips, and north-south-striking, moderately east-dipping extensional structures. North-northwest-striking veins are typically thin, less than three feet, sub-vertical and are parallel to the Muleshoe Fault set. North-south striking veins are thicker, approximately 10 feet, than north-northeast striking veins. Host rocks are usually restricted to the more competent members of the volcanic sequence; in the known deposit this is primarily Tbeq. Tuffaceous units are less favorable for vein formation due to poor fracturing characteristics. As of the date of the Fire Creek Technical Report, 47 individual veins or mineralized structures have been identified. Of these, five have been sufficiently characterized to warrant individual descriptions:

1.	The Joyce Vein has been defined for 1,750 feet along strike and 1,135 feet of dip extent. It is dominated by coarse, bladed calcite (60 to 70%) with quartz as the remainder.

2.

The Vonnie Vein has been defined for 1,910 feet along strike and 550 feet of dip extent. Textures are dominantly crustiform/colloform quartz banding with lesser carbonate. This vein formed predominately along a dike contact.

3.

The Karen Vein has been defined for 1,035 feet along strike and 450 feet of dip extent. Average vein width is approximately 0.5 foot, although mineralized widths can reach up to approximately 12 feet and can include fault-related breccias and discrete veins. The vein is predominately calcite with lesser quartz and commonly has open space vugs. The Karen Vein exploited a north-south striking extensional linking structure rather than a Muleshoe-parallel fault or dike contact.

4.

The Hui Wu (pronounced Whey-Woo) structure has been defined for 650 feet along strike and 500 feet of dip extent. This structure is primarily mineralized tectonic breccia that is punctuated by a moderately developed discrete vein system.

5.

The Honeyrunner structure has been defined for 1,515 feet along strike and 525 feet of dip extent. Instead of a typical vein, this structure is a combination of tectonic breccias and a large basalt dike; however, current drill piercements do not preclude the presence of a vein either along strike or at depth.

Exploration

2004 to 2010

No work took place until 2004, when Klondex began drilling deep targets to define the mineralization potential recognized by North Mining. In 2004, Klondex based its initial drilling targets on the results of North Mining's drilling program carried out from 1995 to 1996 in combination with information including integrated geologic mapping, surface geochemistry, airborne helicopter electromagnetic ("HEM") surveys and IP dipole-dipole surveys. Klondex focused its exploration drilling on targets ranging from 500 to 1,700 feet below the surface, yielding grades up to 1.0 ounces per ton (opt).

Klondex conducted another IP survey in 2004 that used tighter line spacing and dipole points and which identified north-northwest trending altered zones, coincident with the general strike of veins identified by Klondex drilling and coincident with the general trend of NNR faults. From 2004 to 2010, Klondex drilled 231 surface holes for a total of 297,586 feet.

2011

Klondex completed fifty-five drill holes comprising 37 surface holes and 18 underground holes with a length of 65,225 feet. Surface drilling focused on identifying mineralization on the north end of defined veins. Underground drilling focused on identifying mineralization on the southern extent.

2012

Klondex completed sixty-one drill holes comprising of 25 surface holes and 36 underground holes with a total length of 54,969 feet. Four of the surface holes were geotechnical holes drilled to gather data near the planned vent raise. Three holes were drilled to test IP anomalies south of the Fire Creek Project. These did not encounter significant gold mineralization; however, the holes were terminated prior to encountering the target horizon and may have been located too far to the east. The remainder were drilled to define a bulk sample area that encompassed the Joyce Vein and the Vonnie Vein between the 5370 and 5400 crosscuts. One of these holes (FC1211) returned a result of 2,910 parts per million (ppm) Au (85 opt Au) assay from the Vonnie Vein.

2013

Klondex completed sixty-one drill holes comprising five surface holes and 56 underground holes with a total length of 33,501 feet. This drilling identified several new veins west of the decline and identified probable southern extensions of the Joyce Vein and the Vonnie Vein.

2014

Klondex completed two hundred eighty-three holes comprising nine reverse-circulation ("RC") surface holes with a total length of 2,385 feet, two HQ diamond surface holes with a total length of 2,943 feet and 272 AQ, BQ and HQ diamond underground holes with a total length of 73,339 feet. Five of the RC surface holes were converted into groundwater monitoring wells GW-4 through GW-8. The remaining five RC surface holes had piezometers installed. Two HQ diamond holes were drilled for condemnation purposes. Underground drilling in 2014 primarily focused on infilling and extending the Joyce Vein, Vonnie Vein, Karen Vein, and Hui Wu Vein. Underground exploration targeted zones to the east and west of the decline and yielded positive results including discovery of the ore-grade Honeyrunner structure.

Mineralization

The Fire Creek deposit is an epithermal deposit vertically-zoned within high-angle northwest striking structures, low-sulfidation, hosted in a mid-Miocene basalt package. Gold mineralization occurs in two habits: shallow structurally-controlled gold in variably altered Tertiary basalt and primarily native gold steeply dipping quartz-calcite veins or structures. A package of middle-Miocene basalt and basaltic andesite flows package has been cut by high-angle normal faults related to both NNR and Basin and Range extension that form grabens and half-grabens which are the structural controls for in the district.

High-grade gold mineralization has been delineated between approximately 4,900 feet and 5,700 feet above mean sea level and is open up and down dip as well as on strike. Lower-grade gold mineralization occurs from the surface, and mineralization is open at depth. Vein textures, gangue minerals, and alteration are typical of low-sulfidation systems. Widespread propylitic alteration grades to argillic alteration proximal to veins and/or other structural fluid conduits. Elevated content is often spatially associated with the argillic alteration zone. Gold mineralization often occurs along discrete horizons within veins. An opaline silica cap is discontinuously preserved above the deeper mineralization. Mineralized faults near the opaline silica were targeted by early prospecting and later shallow drilling by previous operators in the 1980's.

Gold mineralization is primarily present in its native state along discrete layers within veins. Native gold mineralization can occur as large clots or bands, less than ¼ inch dendritic growths and fine-grained disseminations. Other less common habits include encapsulations in quartz, pyrite replacements and coatings on pyrite or arsenopyrite. Silver occurs encapsulated in quartz and locally in naumannite or ruby silver encapsulations in quartz. Dark grey ginguro bands of an unidentified silver-bearing mineral is present along vein banding as well.

Drilling

RC Surface Drilling Procedures

The 2013 surface drilling procedures for RC are summarized as follows:

1.	Klondex contracted Rimrock Drilling Services from Elko, Nevada to drill 15,600- foot RC pre-collar holes.

2.

Surface collar locations were based on the location of previously drilled and surveyed geotechnical holes. The azimuth and dip were set using a Brunton compass and measured with a tape. The designations written on a flagged lathe.

3.	The drill rig set up to drill a fan pattern.

4.	Upon completion of the hole, International Directional Services ("IDS") of Elko surveyed the collar azimuth, dip, and downhole inclinations using a gyroscopic downhole survey tool.

5.	The completed RC hole was cased to 600-foot with five-inch casing.

6.	Variations of azimuth and dip for subsequent drilling within the fan array were based on the results of the pre-collar survey and adjusted to account for any deviation, which may have occurred.

Core Surface Drilling Procedures

The 2013 surface drilling procedures for core are summarized as follows:

1.	Klondex contracted American Drilling Corporation from Winnemucca, Nevada to drill surface core holes.

2.	Prior to drilling, the pre-collars were cemented at the bottom of the casing to seal the core hole.

3.	HQ diameter core was drilled with five-foot core barrels and ten-foot rod lengths.

4.	Core material was retrieved using a triple-tube and placed in cardboard boxes.

5.	Downhole surveys of the entire hole (RC and core-tail) were taken by IDS.

6.	Boxes of core were transported to the logging facility for photography and collecting geological observations before being sent to the splitter for sample preparation.

7.	Surface drill collar surveys were taken by Alidade, Inc. ("Alidade").

Underground Drilling Procedures

In January 2013, the authors of the Fire Creek Technical Report observed a sequence of handling underground drilled core which is summarized below.

1.	Drill hole status is tracked on a dry erase board as well as in MS Excel spreadsheets.

2.

Handling of the drilled core from the station includes: drilling with a Diamec U8 core rig (other types of drill rigs have been used in the past for drilling both surface and underground); drillers label core box lids with a unique Bore Hole Identification number ("BHID"); drillers put the core in boxes with top of drilled sequence leading the run in the box and end of drilled interval ending the run in the box; drillers label the end of the run to the nearest one tenth of a foot and measure and record the recovery in feet on wooden blocks, which are put at the end of the drilled interval.

3.	Drillers stack full core boxes on a pallet in numerical order.

4.

Drillers either deliver the pallet to surface or take a partial delivery of core boxes in the back of their motorized underground personnel vehicle. They leave the pallet of core boxes (or individual core boxes on a spare pallet) at the core logging facility.

The 2014 drilling program focused primarily on additional delineation of targets and expanding the resource. These targets are more accessible and more efficiently drilled from underground drill platforms.

Collar Surveying

Currently, surface hole collars are surveyed by Alidade following completion of the hole. Underground hole collars are surveyed by the mine surveyor after the drill has been removed from the drill station. When an underground collar survey is required and the surveyor is not available, the geologist triangulates the collar location using distance measurements between surveyed reference points in the drill station relative to the drill rig.

The channel sample locations are stored as "synthetic drill holes" in the database in order to utilize them spatially with software (northings, eastings, elevations, azimuth, dip, and length). The northing, easting, and elevation of the samples are derived from geologists' face distance measurements in relation to underground survey mapping (asbuilt).

Surveying Surface Drill Collar Locations

Historic surface drill collar survey data was kept in Reno, Nevada by Mr. Richard Kern of MinQuest, Inc. ("MinQuest"), as he was the Fire Creek Project Manager and responsible person for the database on behalf of Klondex. Klondex received the historic data in spreadsheets from Mr. Kern in May 2012. All collar northings and eastings drilled prior to 2012 came from MinQuest at that time. The elevation of the drill hole locations in the MinQuest dataset were adjusted by Mr. Steve McMillin, former Chief Geologist for Klondex, by assigning elevations from topographic contours generated from 2012 photogrammetry.

Methods used to locate collars drilled from March 2004 through December 2010 were inadequately documented, and raw data were not archived. The (non-documented) method for locating early collars was to locate the drill pad along a surveyed grid of lines (lines spaced 50 feet apart) to intercept veins as close to perpendicular as possible within the limitations of the equipment and topography.

From 2010 to the beginning of 2012 (up to drill hole FC1207S), surface collar survey information was recorded by the site geologist reading a hand-held GPS device on the drill rig. The coordinates were hand-entered on a log form. The original datum is unknown. It is also not known if any conversion between datum was made as a part of this process.

All surface holes drilled since January 2012 have been surveyed by Alidade with a Trimble Real Time Kinematic ("RTK") unit in conjunction with GPS with a base station of a known survey point and rover unit. The original datum is not known. It is also not known if any conversion between datum was made as a part of this process.

In June 2013, Klondex undertook to re-survey all locatable surface collar locations drilled prior to January 2012. A total of 29 surface holes (approximately 10% of the surface drill hole population from that era) were located and re-surveyed by Alidade using the current protocols. The result of locating the 29 drill hole collars verified the historic collar coordinates for the surface holes as being accurate and within acceptable means. The authors of the Fire Creek Technical Report consider the results of this study as validating the historic surface collar locations.

Surveying Underground Drill Collar Locations

Underground drill hole collars are surveyed by the mine surveyor. The first phase of underground drilling began in September 2011 and continued into August 2012. Fifty-two holes were drilled during this period, all but two of which were drilled from Drill Station 1. Collar surveys for phase one holes were finalized in August 2012 when the drill was moved and collars were accessible to the surveyor. A Small Mine Development, LLC engineer surveyed the collars, utilizing North American Datum ("NAD") 27 UTM, US feet.

Since drilling resumed in 2013, collar locations have been surveyed by Klondex's mine surveyor using Klondex-owned survey equipment. The Fire Creek Project survey equipment is a Trimble S6 DR Plus total station device used in conjunction with Leica prisms. The 2013 surveys were in NAD 27 UTM, US feet, and in 2014, Klondex began using NV SPCS feet.

When an underground collar survey is required and the surveyor is not available, the geologist triangulates the collar location using string and surveyed reference points. This method requires the drill rig to be in the station.

Locating Channel Samples

The coordinates of the channel samples are calculated using measurements taken by geologists. For each mining face, the geologist measures the distance along the left rib from a known reference point to the face. This distance is recorded on a daily face sheet. The channel sample is collected across the face from left to right, so the measured distance corresponds with the start of the channel. The distance recorded on the face sheet is measured on the asbuilt to find the X and Y coordinates of the sample.

Downhole Surveying

Downhole surveys were performed for all holes drilled from 2004 to 2011.

Using a PeeWee downhole survey tool (the "PeeWee"), Klondex collected raw uncorrected data and then applied corrections to compensate for the local declination of 13.35 degrees according to the National Oceanic and Atmospheric Administration calculator. Readings were taken by the PeeWee every 50 feet.

Since the beginning of 2014, all underground downhole surveys have been performed by IDS using a Maxibor tool.

Sampling and Analysis

Sampling

Core Sampling Methodology

Once geotechnical and geological data has been logged, sample intervals are determined based on geology. Minimum sample interval is approximately one foot, dependent on core diameter and whether the core is split or whole core samples. Maximum sample interval is five feet. Alteration and lithologic boundaries are not crossed. Sample breaks are marked on the core, tagged on the core boxes and entered into the logging spreadsheet.

1.	Core is quick-logged in the yard to identify expected intercepts and to update the working model for ore control geologists.

2.	Geologists or geotechnicians set the core boxes on rolling racks in an illuminated, heated, covered plasticized canvas logging facility.

3.	Core is washed and verified for completeness and correct labeling of boxes and core blocks. If errors are found, they are addressed to the drilling company foreman and corrected before proceeding.

4.	Geotechnical data including recovery (all holes) and RQD (even-numbered production holes and all exploration holes) is logged.

5.	Geological data is logged.

6.	Sample breaks are marked on the core, tagged on the core boxes and entered into the logging spreadsheet.

7.	The core is photographed. Core is positioned so that sample break markings, geologic features and vein/structure orientations are optimally captured in the photograph.

8.	After completion of all logging activities, the core is sampled.

9.	‘Termite' holes (AQ or BQ diameter) are whole-core sampled due to limited material with small diameter core.

10.	HQ-diameter core is palletized and queued to be split and sampled in the splitting facility adjacent to the core shed.

11.

The geotechnician moves the core box into the splitting facility and splits the core in half. One half is returned to the core box, and the other half is placed in a sample bag according to the sample interval specified by the geologist.

12.	The core boxes are palletized, shrink-wrapped and transported to the core storage area.

13.

The sampled core is prepared for shipment to the assay lab. QAQC inserts are selected by the geologist. The geologist then selects the appropriate number of sample IDs from a list. Core samples are assigned sample ID of type FCD123456. The sample bags and QAQC inserts are labeled with the sample IDs and stored until they can be transferred to the assay lab.

14.

A lab submittal form is filled out by the geologist. When enough samples have accumulated for a shipment, the assay lab driver is summoned to site. Samples are loaded on the lab truck, and the submittal and QAQC samples are handed to the driver.

RC Sampling Methodology

RC samples are taken on five-foot intervals using a rotating wet splitter. Water-flow and sample size are controlled by adding or removing splitter slot covers. The number of covers are tracked for each sample.

1.	Sample bags are placed in a five-gallon bucket under the wet splitter.

2.	Sample buckets are placed inside a 20-inch diameter by six-inch deep rubber pan.

3.	If the sample bag in the bucket overflows into the pan before completion of a five-foot sample run, then the run-off is re-poured into the sample bucket to recover any fine material.

4.	A population of reference chips are collected in a sieve from each sample run and placed in 20- compartment sample trays.

5.	Buckets and pans are washed after each run, and the wet splitter is washed after each rod change.

6.	A sample cut-sheet is populated with sample ID numbers and intervals, including sample IDs for QAQC samples as well. The cut-sheet tracks sample numbers on bags and intervals in the rock chip trays.

Standards, blanks, and duplicates are inserted every 20 samples. The optimum sample size collected is approximately one quarter to one half of a 17-inch by 22-inch sample bag (about 20 to 30 pounds).

Channel Sampling Methodology

Channel sampling began in 2013 as underground development progressed. The dataset used for the current mineral resource estimate contains 6,691 samples collected in 1,510 face channels.

An ore control geologist checks the face at each round of advancement. The geologist measures the distance to the face along the left rib from a known reference point. This distance is recorded on a daily face sheet along with the geologist's name, date and time, location, and heading dimensions. The geologist then sketches the face and records sample ID numbers in a column on the face sheet. Each sample ID has a row where sample length, rock type, unit, alteration and vein characteristics can be recorded. The geologist puts a sample bag labeled with the first sample ID in a bucket. Material is chipped from the face into the bucket, working at chest height. The channel is collected across the face from left to right. Material is collected with the goal of realistically representing mineralogy, alteration, and width of the vein. Typically, the first sample starts in waste at the intersection of the left rib and the face, then progresses from left to right towards the vein. The first sample ends near the vein margin, the sample bag is tied and set aside, and the second sample bag is placed in the bucket. The second sample is taken from the vein material. The third sample is collected from beyond the right margin of the vein to the right rib. In the case of multiple veins or otherwise complex geology, the geologist collects as many samples as necessary to characterize the face.

Once the channel samples have been collected, the geologist completes the following tasks:

1.	The geologist marks the vein margins, structures, face heading, and distance with spray paint on the rock.

2.	The geologist photographs the face.

3.

The geologist takes the bagged samples to the staging area outside the geology office and hand enters data into a central Excel spreadsheet. The locations of the channels are measured from drift entrance points and recorded on face sheets and plan maps. Face sheets are scanned and filed. Channel locations are digitized with Vulcan software. Channel collar eastings, northings, and elevations are then exported from Vulcan into CSV (comma -separated values) formatted collar files. Individual sample widths are recorded at the time of sampling. Sample width values are hand entered into CSV formatted sample files with assay results posted from laboratory reports. The channel sample files are then imported into Vulcan software and modeled as synthetic drill holes using the eastings, northings, elevation, width, and assay values.

4.

QAQC materials are inserted into the sample batch. QAQC samples were not utilized in the channel sample stream until June of 2013, after which blanks and standard reference material were added to each sample batch. As of January 1, 2014, standard material was no longer inserted into the sample stream, but several blank material samples are submitted per sample batch submitted. The samples are sent to the assay lab after every 12-hour shift.

5.	All samples collected within a 12-hour shift are entered into a sample submittal form, which is saved on the company server and transported to the lab; and

6.

The Klondex lab provides a three- to four-day turn-around time between receipt of sample and assay results. If there is a delay, Klondex holds advancing the heading pending the assay results. In this event, Klondex will identify the missing sample by using an Excel sample tracker spreadsheet maintained by production geologists.

According to the authors of the Fire Creek Technical Report, the Fire Creek Project staff demonstrate adequate knowledge of sampling procedures and the corresponding handling of digital data. The authors of the Fire Creek Technical Report have reviewed the sample data and found that it is sufficiently accurate to be used in the mineral resource estimate.

Sample Preparation

Core Sample Preparation

The core sampling facility is set up in a shipping container adjacent to the core logging facility. It is furnished with industry typical sampling apparatus including roller tables and a hydraulic splitter. The following outlines the core sample preparation methodology:

1.

A geotechnician positions the pallet containing the core to be sampled near the shipping container and obtains a copy of the sample intervals from the geologist. The geotechnician labels cloth sample bags according to the sample interval sheet.

2.	The core boxes are lifted onto a rolling counter to the left of the splitter. A sample bag is placed on the floor at the feet of the geotechnician to hold the sample material.

3.	The geotechnician splits core to approximate 50% of the sample bisecting veins equally. Geologists supervise the splitting of samples that contain visible gold mineralization.

4.	The left half of the split is returned to the core box, the right is placed into the sample bag.

5.	When the sample interval has been bagged, the sample bag is stacked in numeric order on the floor by the door.

6.

QAQC samples are bagged and labeled by geologists from standards kept in a locked cabinet in the Geology office. The geologists assemble the standards and blanks into corresponding sample bags which are hand-labeled according to the cut sheet.

7.	When an entire drill hole has been completely split, the bags of sample are stacked inside a large, open, plastic bin outside the core facility.

8.

The geotechnician notifies the geologist when a hole is ready to be sent to American Assay Laboratories Inc. ("AAL"). An electronic sample submittal sheet is entered into the computer. Two copies are made, one is the original hand- entered submittal, and the other is a scan of the completed submittal. One copy is filed in a core library, and the other is given to the truck driver for AAL.

9.

The entire bin of samples is picked up and delivered to AAL by the AAL driver. When the driver from AAL arrives at the core logging facility, he is given the QAQC samples to accompany the samples from the corresponding drill hole.

10.	The reserved halves of core are returned to their core boxes and are stored outside on shrink wrapped pallets in a fenced lay down area referred to as the ‘RIB Yard'.

Channel Sample Preparation

The following outlines the channel sample preparation methodology:

1.	Channel samples are bagged on site at the face.

2.	Bags are brought to the Geology office.

3.	QAQC materials are inserted into the channel sample stream.

4.	Channel samples are delivered to the Klondex assay lab every 12-hour shift.

Drill Sample Analysis

The drill sample analysis protocol was amended as of May 1, 2014. Drill samples are currently submitted to AAL of Sparks, Nevada. AAL is an ISO/IEC 17025:2005 accredited laboratory. Five assay procedures have been established, one for RC samples and four for core samples. Core samples are assayed according to the designated purpose of the drill hole (exploration or production) and grade of the sample. The drill sample analysis protocols are as follows:

RC sample analysis procedure:

Samples are received and dried in-bag at 85°C. The dry sample is crushed to 70% passing minus 10 mesh. The crusher is cleaned with compressed air between each sample. A 1,000 gram pulp is collected from the crushed sample using a rotary splitter. The remainder of the sample is stored and returned to Klondex. The pulp is then pulverized to 85% passing minus 200 mesh. The pulveriser is cleaned with compressed air between each sample. Thirty grams of pulverized sample is used to perform fire assay with ICP finish for gold, and 0.5 g of sample is used to perform analysis for silver with ICP finish. If the result is greater than 10 ppm Au or greater than 100 ppm Ag, then 50 g of the pulverized pulp is used to run a fire assay for Au and Ag with gravimetric finish. If the gravimetric result is greater than 10 opt Au, then the remaining pulp is screened at 150 mesh for a metallic screen fire assay for Ag and Au with a gravimetric finish. Pulps are stored and returned to Klondex.

Core sample analysis procedure:

All core samples are received and dried in-bag at 85°C. Samples are crushed to 80% passing minus 10 mesh with a crusher clean-out between each sample. A 1,000 g pulp is taken from the crushed sample using a rotary splitter. The pulp is pulverized to 85% passing minus 200 mesh with a pulverizer clean-out between each sample. The pulps are then assayed according to the designated purpose of the drill hole (exploration or production) and whether a high grade result (Au less than 10 opt) is anticipated. All pulps and rejects are returned to Klondex.

Production Samples:

For production hole samples which are not anticipated to be high grade, 50 g of the pulp is used for a fire assay for silver and gold with a gravimetric finish. For any sample with a result greater than 10 opt Au or Ag, the remaining pulp is re-run as metallic screen fire assay for silver and gold with a gravimetric finish. For production hole samples with visible gold mineralization or other high grade characteristics, the entire pulp is screened at 150 mesh and analysed with metallic screen fire assay for silver and gold with gravimetric finish.

Channel Sample Analysis

Beginning July 17, 2014, the Fire Creek Project sends channel samples to the Klondex lab for analysis. Sample protocol is as follows:

Samples are dried in pans at 250°F. The dried samples are crushed to 80% passing 10 mesh, with a crusher clean-out between each sample. The crusher is cleaned twice following high grade samples. The crushed sample is homogenized, 500 g is collected with a riffle splitter then pulverized to 85% passing 200 mesh. The pulverizer is cleaned after every sample, twice after high-grade samples. For 10% of samples, a second pulp is prepared as a preparation duplicate. Remaining coarse rejects are stored.

Fifty grams of the pulverized pulp is used to run a fire assay for gold and silver with gravimetric finish. In each batch of assays, the lab inserts a standard and blank. The lab also runs five percent of samples as analytical duplicates. Samples with result greater than 10.0 opt Au are run with metallic screen fire assay with gravimetric finish.

Handling Analyses Results

AAL sends the assay results and certificates by email to three people: Chief Geologist, Senior Geologist, and Geology Database Administrator. For channel samples, the Klondex lab emails results to these people as well as the ore control geologists. Assay results from AAL are stored as PDF and MS Excel files on the Klondex server in a hierarchy of folders with a naming convention based on designation of sampled material. Results from the Klondex lab are stored as MS Excel files. Folders include channel samples, UG core, surface core, surface RC, screen filter sampling, truck load samples, rib sampling, muck piles, waste piles, and resamples of these same sources. This folder system is rudimentary and not user-protected. The PDF and Excel files from AAL are renamed to add the BHID for identification and for ease in referencing. Excel files for use in Fire Creek Project modeling software are updated as assay results are finalized by the lab by means of copy and paste from the lab Excel files into the user Excel files.

Quality Control Measures

Historically, QAQC measures used to check the consistency in assay reporting were either lacking or not included in any surviving reports. Beginning in March 2004 through the second quarter of 2012, Klondex's samples were submitted to ALS and were reliant solely on the laboratory's in-house QAQC to monitor the sampling results. The current practice of inserting blanks and standards and specifying prep duplicates began in the second quarter of 2013 when Klondex began processing core on site. Prior to this time, core was transported to Reno for cutting and sampling, and any QAQC measures were directed by MinQuest in Reno.

From March 2004 through February 2012, ALS's QAQC checks on the Fire Creek Project samples included 12,465 in-house standard samples inserted into Klondex's sample runs and 11,201 re-assays of the immediately previous sample as part of their protocols. Also, beginning in August 2010 through February 2013, ALS completed 1,264 in-house check duplicates derived from pulp of the sample prepared for Fire Creek Project sample runs. Recently, ALS sent a summary of their in-house QAQC sample results to Klondex as part of recording QAQC documentation. Their report combines sample results from both surface and underground drilling.

From 2012 through March 2014, Klondex's QAQC protocol at the Fire Creek Project was to submit a blank as the first sample of each drill hole, followed by one of three types of QAQC standards every 20th sample in the sample stream.

Beginning April 2014, Klondex's QAQC protocol at the Fire Creek Project was as follows:

1.

Geologists insert QAQC standards as five percent of the sample stream. The type and location of each standard is at the geologist's discretion. At least one QAQC sample is inserted per hole. The three standard types are: (i) blank; (ii) standard; or (iii) duplicate.

2.	Blanks are crushed, homogenous barren material.

3.	Klondex uses several QAQC standards. Some were produced in- house from locally derived low-grade basalt. Others were purchased from ROCKLABS, a reputable supplier of reference material.

4.	For duplicate sampling, Klondex submits an empty bag labeled with the required sample ID in sequence. The lab takes a split from the pulp of the previous sample to run as a duplicate.

Adequacy of the Sampling Methodologies

According to the authors of the Fire Creek Technical Report, the Fire Creek Project staff have shown a solid understanding with regard to management of the sampled material and associated digital data. The methods of handling the drilled material, both physically and electronically, are acceptable for use in an analysis of the potential mineral resource.

Duplicate assay checks performed by AAL showed no bias, while those of ALS had minor biasing. This may be the result of too few duplicate check assays available for review, and the database needs to be enlarged. Additionally, the samples chosen for duplicates are all below the cutoff grade for the deposit, and this program should be expanded to include higher grade samples as well. The blank data collected and used by Klondex does not present any underlying problems with sample handling, assay methods or laboratories.

Review of assay standards sets shows AAL to have smaller deviations than ALS, however, the results do not show any problems with the underlying data. The authors of the Fire Creek Technical Report are of the opinion that Klondex's current QAQC program, for sampling protocols, is managed in an acceptable manner. QAQC verification does not indicate any underlying deficiencies in the database.

Data Verification

The authors of the Fire Creek Technical Report analyzed the sample data used in the mineral resource estimation to verify its suitability for use in the Fire Creek Technical Report. The dataset includes records of drilled and channel-sampled material collected from 2004 through December 2014 and compiled by Klondex into centralized master spreadsheets. The Klondex Geology Data Administrator provided the authors of the Fire Creek Technical Report with a copy of the master spreadsheets. The authors of the Fire Creek Technical Report formatted the data and loaded it into Vulcan ISIS databases. The authors chose a representative semi-random subset of the ISIS data, representing at least five percent, and requested the corresponding raw data source files, which were provided by Klondex. The accuracy of the data was verified by comparing the values in the ISIS databases to the values in the original source files. The raw assay data contained in the source files has been determined adequate for use in the mineral resource estimation.

Two ISIS databases were used to estimate the mineral resource: one database was compiled from drilled material and the other from channel-sampled material. The drilled material dataset contains data from surface holes drilled from March 2004 through December 2014 and from underground holes drilled from September 2011 through December 2014. The channel sample dataset contains data collected from April 2013 through December 2014.

The four categories of data reviewed for the drill dataset were collar location surveys, down-hole surveys, assays and geology.

  Collar location surveys reviewed: 68 surveys of underground hole collars and one surface collar survey were reviewed, representing about 10% of the holes in the dataset.

  Downhole surveys reviewed: 42 downhole surveys of underground holes and 24 downhole surveys of surface holes were reviewed, representing about nine percent of the holes in the dataset.

  Geology review: geology logs were checked for 80 underground holes and 212 surface holes, representing about 42% of the holes in the dataset.

  Assay review: original assay result certificates were reviewed for 109 underground holes and 149 surface holes, representing about 37% of holes in the database.

For each data set used in the mineral resource estimate, at least five percent of the data was verified against original source data. The data review verified that historic and current drill, channel and control samples are acceptable. In particular, the accuracy of the assay data has been quantified by independent review of 37% of drill holes and 12% of channels by direct correlation with assay certificates from accredited laboratories (drill samples) and accredited and local production laboratories (channel samples). The drilling and sampling ISIS databases, which contain data compiled by Klondex between March 2004 and December 2014, comply with standards prescribed by CIM protocol for use in mineral reserve estimates.

Security of Samples

Since March 2012, sampled materials have been handled and stored on site. Core is handled and stored at the Fire Creek Project, which is staffed by security personnel. Core boxes are stored in the vicinity of the logging facility during the logging and sampling process. Sampling of core with visible gold mineralization is supervised by geologists. When sampling is complete, retained core samples are returned to boxes, stacked on pallets and shrink wrapped. The wrapped pallets are moved to a fenced facility at the RIB yard. Coarse rejects and pulps returned by the laboratories are also shrink wrapped on pallets and stored at the RIB yard. The authors of the Fire Creek Technical Report concluded that sample security measures at the Fire Creek Project are adequate.

Mineral Processing and Metallurgical Testing

2013 Test Work

Metallurgical test work was conducted by McClelland Laboratories (MLI Job #3834) on two samples taken from the underground development to determine the amenability of the Fire Creek Project material to gravity and/or cyanidation treatment. Each sample was milled to 80% minus 212 micrometers (µm) and processed through a laboratory Knelson concentrator to determine precious metal recovery via gravity concentration. The tailings from the Knelson concentrator were reground to 80% minus 75µm. Direct cyanidation tests (96-hour bottle roll tests) were then conducted on the gravity tailings to determine precious metal recovery and reagent consumption.

Results indicate that both samples were readily amenable to gravity and/or cyanidation treatment. Gold and silver recoveries achieved from composite sample FCM1 were 94.8% and 82.2%, respectively. Gold and silver recoveries achieved from sample 3834-01 were 99.0% and 89.4%, respectively. Cyanide consumptions were low, averaging 0.20 kg per metric ton (kg/mt) of material.

2014 Test Work

In early 2014, nine drill core composite samples from the West Zone were submitted to McClelland Laboratories (MLI Job #3870) for metallurgical testing to determine the amenability of the Fire Creek West Zone material to direct cyanidation and gravity/cyanidation treatment. Each composite was milled to 80% minus 75µm, and direct cyanidation tests (bottle roll tests) were then conducted to determine precious metal recovery and reagent consumption.

Results indicate that all but one of the samples were readily amenable to direct cyanidation treatment. Gold recoveries achieved from the eight composite samples ranged from 82.1% to 98.7%. Silver recoveries achieved from the eight composite samples ranged from 56.3% to 94.1%. Cyanide consumptions were low, averaging 0.30 kg/mt material.

Problems were encountered during direct cyanidation testing of composite #3870-6 due to high viscosity, low dissolved oxygen content and low free cyanide levels. This composite was transferred to a mechanically agitated leach apparatus to complete the test. Gold and silver recoveries achieved from composite #3870-6 were 66.9% and 81.2%, respectively. Cyanide and lime requirements for this sample were very high.

After direct cyanidation testing was complete, two master composites were prepared for gravity/cyanidation testing. A high-grade master composite (HG master comp) was prepared by combining the coarse rejects from Composites 3870-5 and 3879-6. A mid-grade master composite (MG master comp) was prepared by combining coarse rejects from Composites 3870-2, 3870-3 and 3870-4.

Each master composite was milled to 80% minus 300µm and processed through a laboratory Knelson concentrator to determine precious metal recovery via gravity concentration. The tailings from the Knelson concentrator were reground to 80% minus 75µm. Direct cyanidation tests (96-hour bottle roll tests), with and without lead nitrate addition, were then conducted on the gravity tailings to determine precious metal recovery and reagent consumption.

Results indicate that both master composites were readily amenable to gravity/cyanidation treatment. Gold and silver recoveries achieved from the HG master composite were 91.4% and 60.0%, respectively, without lead nitrate, and 91.2% and 82.8% with lead nitrate addition. Gold and silver recoveries achieved from the MG master composite were 95.5% and 74.3%, respectively, without lead nitrate, and 94.6% and 71.3% with lead nitrate addition.

Mineral Resource Estimate

The Fire Creek mineral resource was estimated in accordance with The Canadian Institute of Mining, Metallurgy and Petroleum's CIM Definitions Standards for Mineral Resources and Mineral Reserves, adopted by CIM Council on May 10, 2014 (CIM 2014). All data coordinates are measured in the Nevada State Plane Central Zone, NAD83 feet truncated to the last six whole digits.

The mineral resource estimate is based on data from 475 surface and underground drill holes, through December 31, 2014. This estimate also includes 1,457 independently assayed rib, back, and face channel samples from underground drifting on the Joyce Vein, Vonnie Vein, and Karen Vein.

Compositing

The assays were composited on ten-foot downhole interval lengths honoring the vein intersections. Therefore, the assays within the veins are separated from the lower grade values outside of the veins. This compositing method usually calculates a single composite across the vein interval as most vein intercepts are less than ten feet in length. Where the interval within the vein was longer than ten feet, more than one composite was created.

Vein intercepts from 1,932 channels and drill holes were flagged. These vein intercepts consisted of 4,070 samples with gold assays greater than zero for a total intercept length of 8,800 feet. These intercepts comprise 3,341 composites with gold grades greater than zero for a total of 8,819 feet. All of these flagged composites were used for statistics and estimation.

Geology and Vein Modelling

The basalt and tuff units were modeled but are not used in the block model. According to the authors of the Fire Creek Technical Report, these rock units do not seem to impact vein location or mineralization as the veins cross through basalt and tuff. Displacement of the rock units indicates faulting, both pre and post mineralization, which helps in understanding local geology and guide exploration.

Forty seven veins were modeled on two main northwest linear trends separated approximately 1,300 feet east to west. Both trends generally strike N15°W, but the east trend ends at about 767,400 N where the west trend begins. This may be the result of a northeast trending fault but is not clear at this time.

A low grade halo is sometimes present immediately adjacent to the veins. This material is usually a stock work of quartz veining or porous basalt or intrusive rock. The low grade mineralization adjacent to the veins was modeled using a cutoff grade of 0.1 opt and extends from the cutoff value to the vein. The thickness of this low grade material around vein varies and can occur either in the footwall, hanging wall, or both.

Vein models were constructed on N75°E cross sections spaced 25 feet apart using the gold assay values from drill and channel intercepts and lithology logging. A strict cutoff grade was not enforced as portions of the vein are very low grade, but regardless of the grade, an assay was chosen to represent the vein if the drill hole intercepted the modeled vein. Where channel samples are present, the vein model produced from the channel samples replaces the vein model produced from drill composites, and the channel samples take precedence over drilling.

A density value of 0.0774 tons per cubic foot was assigned to all vein and low grade mineralization. This value is supported by 15 samples collected on the Joyce Vein and Vonnie Vein and analyzed by SGS Laboratories in Elko, Nevada.

Grade Capping

A cap grade was applied to the gold and silver composites used to estimate block grades. For the first (Measured) estimation pass, values greater than the cap are used in the estimation but are restricted by an area of influence based on a search radius of 25 feet by 25 feet. Beyond 25 feet, capped grade value is excluded from the estimation.

The cap grade for measured mineral resources was determined for each of the three main veins (Vonnie, Joyce, Karen) individually and for the remaining veins as a group.

For the indicated and inferred mineral resource estimation passes, only drill hole composites and no channel sample composites were used in the estimations. The indicated and inferred mineral resources grade cap was not estimated individually for the Vonnie Vein, Karen Vein, and Joyce Vein as there are not enough drill composites to make the determination individually.

For the indicated and inferred mineral resource estimation passes, the grade cap value is used for the estimation of all vein blocks within the normal sphere of influence.

Block Model

The block model was constructed using a 3,500-foot by five-foot by five-foot parent block size (XYZ), with sub-blocking in the veins and low grade mineralization as small as 0.2 feet by five feet by five feet. This modeling method creates a single block across the vein in the X direction with a tolerance of 0.2 feet. Therefore, the block width across the vein is within 0.2 feet of the actual width of the vein solid. Because low grade material was modeled around the high grade center vein, one to three blocks may exist across the vein in the X direction depending on whether low grade exists on one or both sides of the vein. If no low grade exists, then only one block defines the vein.

Grade Estimation

Gold and silver values were estimated using inverse distance cubed ("ID3") and nearest neighbour ("NN") methods. The ID3 method was applied in multiple passes defining the extents of the measured, indicated and inferred classifications.

The channel composites were only used for the measured pass, which has a search ellipsoid of 40 feet by 40 feet by 20 feet. This was done to ensure that high grade was not extended further than is supported by the data. This, along with the capping strategy, limits the range of influence of the high grade channel sample composites.

Anisotropic search parameters for gold were set to the average orientation of the veins. Search distances were selected based on the spacing of drill composites intercepting the digital vein models and on the general orientation and shape of the interpreted veins. The vein's gold and silver grades were estimated only using composites from within the vein, and low grade blocks were estimated using only low grade composites. The boundary separating the veins and low grade blocks is regarded as a hard boundary with the data in each isolated from the other.

Significant Parameters

Significant parameters used in the gold and silver estimations include:

1.

Assigning of parent block values to sub-blocks. Estimates are only calculated at the center of each ten- foot by ten-foot by ten-foot block, and those values are assigned to all sub-blocks existing within the parent block space.

2.	Only composites with a value greater than zero were used.

3.

A minimum of four and maximum of 12 samples were used to estimate measured blocks, a minimum of three and maximum of 12 to estimate indicated blocks, and minimum of two and maximum of 12 to estimate inferred blocks.

4.	A maximum of two composites were used per drill hole.

5.	Composites were selected using anisotropic distances.

6.	Only composites within the veins were used to estimate blocks within the veins.

7.	Grades were capped (search restricted) for measured material.

8.	Grades were capped with a top cut for indicated and inferred material.

9.	Gold and silver for blocks outside of the low and high grade vein solids were not estimated.

The block model is depleted by the as-built survey of the underground workings. Blocks within the survey were flagged as "mined". The grades and the density within the flagged blocks remain intact in order reconcile with mining. Remnant blocks within the hanging wall or footwall of the veins which are not inside the mine survey but immediately adjacent to it were also flagged as "mined".

The narrow vein mining methods practiced at the Fire Creek Project require a minimum stope width of four feet. The veins can vary in thickness from a few inches to over ten feet. Potentially economic mineralization must meet standard cut-off grade criteria as well as a grade thickness criterion before it is included in a mineral resource estimate. Grade thickness is calculated by multiplying the block true width by its equivalent grade.

Measured and Indicated Resources by Zone

Measured, indicated and inferred mineral resources by zone are listed in the following chart.

		Grade (opt)			Contained Metal (koz)
Resource Class	Mass (kton)	Au	Ag	AuEq	Au	Ag	AuEq
Measured
Main	26.2	2.83	2.04	2.87	74.2	53.3	75.0
West	11.9	1.32	1.03	1.34	15.7	12.3	15.9
North	53.3	2.28	1.77	2.31	121.6	94.4	123.1
South	1.6	0.24	0.46	0.25	0.4	0.7	0.4
Far North	-	-	-	-	-	-	-
Total Measured	93.0	2.28	1.73	2.31	212.0	160.8	214.5

Indicated
Main	101.9	0.95	0.79	0.97	97.2	80.8	98.5
West	10.8	0.38	0.23	0.39	4.2	2.5	4.2
North	109.2	0.74	0.46	0.74	80.3	50.5	81.0
South	43.7	0.36	0.57	0.37	15.9	24.9	16.3
Far North	18.8	0.32	0.25	0.32	6.0	4.6	6.1
Total Indicated	284.4	0.72	0.57	0.72	203.5	163.4	206.1

Measured and Indicated
Main	128.0	1.34	1.05	1.36	171.4	134.2	173.5
West	22.7	0.88	0.65	0.89	19.9	14.8	20.1
North	162.5	1.24	0.89	1.26	201.9	144.9	204.1
South	45.3	0.36	0.57	0.37	16.3	25.7	16.7
Far North	18.8	0.32	0.25	0.32	6.0	4.6	6.1
Total Measured & Indicated	377.4	1.10	0.86	1.11	415.5	324.2	420.5

Inferred
Main	88.4	0.44	0.43	0.44	38.5	37.8	39.1
West	93.5	0.39	0.29	0.39	36.5	27.4	36.9
North	276.5	0.53	0.53	0.54	146.3	147.6	148.6
South	11.6	0.56	0.27	0.56	6.5	3.2	6.5
Far North	370.1	0.35	0.28	0.36	130.5	104.9	132.2
Total Inferred	840.0	0.43	0.38	0.43	358.3	320.8	363.3

Notes:
	1.	Mineral resources have been calculated at a gold price of $1,200/troy ounce and a silver price of $19.00 per troy ounce.
	2.	Mineral resources are calculated at a grade thickness cut-off grade of 1.126 Au equivalent opt-feet and a diluted Au equivalent cut-off grade of 0.256 opt.
	3.	Gold equivalent ounces were calculated based on one ounce of gold being equivalent to 64.53 ounces of silver.
	4.	The minimum mining width is defined as four feet or the vein true thickness plus one foot, whichever is greater.
	5.	Mineral resources include dilution to achieve mining widths and an additional 10% unplanned dilution.
	6.	Mineral resources include allowance for 5% mining losses.
	7.	Mineral resources are inclusive of mineral reserves.
8.

Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio- political, marketing, or other relevant issues.

9.

The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there is insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Mineral Reserve Estimate

Excavation designs for stopes, stope development drifting and access development were created using Vulcan software. Stope designs were aided by the Vulcan Stope Optimizer Module. The stope optimizer produces the stope cross section which maximizes value within given geometric and constraints.

Design constraints included four feet minimum width for long hole stopes with development drifts spaced at 40-foot vertical intervals. Stope development drift dimensions maintained a constant height of ten feet and a minimum width of six feet. Drift and fill dimensions are the same as stope development.

Mining and backfill tasks were created from all designed excavations. These tasks were assigned costs and productivities specific to the excavation or backfill task type. Additionally, the undiscounted cash flow for each task was calculated. All tasks were then ordered in the correct sequence for mining and backfilling. Any task sequence or subsequence that did not achieve a positive cumulative undiscounted cash flow was removed from consideration for mineral reserves. Stope development, necessary to reach reserve excavations and exceeding the incremental cut-off grade shown in the following table, are also included in mineral reserve estimate.

	Unit	Gold	Silver
Sales Price	$/Ounce	$1,000	$15.83
Refining and Sales Expense	$/Ounce	Included in Milling
Royalty		1%	1%
Metallurgical Recovery		94%	92%
Operating Costs
Ore Haulage (Portal to Mill)	$/ton	$32.66
Direct Processing	$/ton	$93.10
Administration and Overhead	$/ton	$115.49
Mining	$/ton	$218.37
Total	$/ton	$459.62

Gold Equivalent		1	64.54
Unplanned Dilution		10%
Incremental Cut Off Grade		0.259
Cut-off Grade	Eq. opt	0.494
Minimum Mining Width	feet	4
Grade Thickness cut-off	Eq. opt-ft.	2.173

The mineral reserve estimate for the Fire Creek Project is summarized in the following table.

Vein Designation	Tons (000's)	Au opt	Ag opt	Au Eq opt	Au Ounces (000's)	Ag Ounces (000's)	Au Equiv. Ounces (000's)
Proven Reserves
Joyce	31	0.914	0.678	0.924	27.9	20.7	28.2
Vonnie	9.3	3.301	2.151	3.335	30.6	19.9	30.9
Karen	41	1.454	1.192	1.473	59.7	49.0	60.5
Proven Reserves	80.9	1.462	1.108	1.479	118.2	89.6	119.6

Probable Reserves
Joyce	60	0.779	0.357	0.784	47.0	21.5	47.3
Vonnie	34	1.920	1.626	1.945	66.1	56.0	67.0
Karen	10	0.733	0.500	0.741	7.4	5.0	7.5
Probable Reserves	104.9	1.149	0.787	1.161	120.5	82.6	121.8

Proven + Probable Reserves
Joyce	91	0.824	0.464	0.831	74.9	42.2	75.6
Vonnie	44	2.213	1.738	2.240	96.7	75.9	97.9
Karen	51	1.312	1.056	1.328	67.1	54.0	68.0
Proven + Probable Reserves	185.8	1.285	0.927	1.300	238.7	172.2	241.4

Notes:

1.	Mineral reserves have been estimated with a gold price of $1,000/ounce and a silver price of $15.83/ounce.
2.	Metallurgical recoveries for gold and silver are 94% and 92% respectively.
3.	Gold equivalent ounces are calculated on the basis of one ounce of gold being equivalent to 64.53 ounces of silver.
4.	Mine losses of 5% and unplanned mining dilution of 10% have been applied to the designed mine excavations.

Fire Creek mineral reserves could be materially affected by economic, geotechnical, permitting, metallurgical or other relevant factors. Mining and processing costs are sensitive to production rates. A decline in the production rate can cause an increase in costs and cutoff grades resulting in a reduction in mineral reserves. Geotechnical conditions requiring additional ground support or more expensive mining methods will also result in higher cutoff grades and reduced mineral reserves. The Fire Creek Project has the necessary permits to continue exploration and current operations. Failure to maintain permit requirements may result in the loss of critical permits necessary for continued operations.

Mining Operations

Mining Methods

Mining may be completed using end slice stoping with delayed backfill, also referred to as long hole stoping, and drift and fill stoping. The final choice of mining method will depend upon the geometry of the stope block, proximity to main access ramps, ventilation and escape routes, the relative strength or weakness of the mineralized material and adjacent wall rock, and finally the value or grade of the mineralized material. The choice of mining method will not be made until after the stope delineation and definition drilling is completed. Each method will be discussed briefly in the following paragraphs.

End slice, or long hole, stoping has the highest degree of mechanization of the three expected mining methods at the Fire Creek Project, is the lowest cost method and generally provides the lowest total cost per ounce. End slice stoping requires the greatest amount of waste development and can be mined to a minimum width of four feet. The potential for unplanned wall dilution with this method is the greatest. The current reserve mine plan incorporates 67% end slice stoping for exploitation of the reserve.

Drift and fill stoping will be used to extract 33% of the Fire Creek Project mineral reserves. This method can be employed where the wall rock is too weak for end slice stoping, the vein dip is less than 50° or where there is variable vein geometry. Cut and fill stoping is the highest cost mining method of the two considered.

A drift and fill stope is initiated by driving a waste crosscut from the access ramp to the vein. The cross cut is driven at a negative gradient up to minus 15% in order to reach the lowest elevation of the stope. Drifting along the vein strike progresses in both directions from the cross cut. Drift dimensions are a minimum of six feet in width and 10 feet high. The width can be increase to accommodate wider sections of the vein.

Once the end of the stope is reached, the drift can be backfilled with CRF if there is unmined ore below or with unconsolidated waste backfill if mining below is not planned. Once filled, breasting down the waste above the back of the cross cut begins at a gradient sufficient that the sill of the crosscut is now at the same elevation as the back of the preceding drift. This process will be repeated until vein within reach from the cross cut has been mined out, and mining will proceed from the next level above.

Mine Plan

The production plan for Fire Creek is set out in the Fire Creek Technical Report and re-produced below. The production plan is dictated by the number of available stoping areas. Increasing the available labor force or the equipment fleet will not have significant impact on the production rate or anticipated mine life of 3.8 years. The decline in production rate in the second half of the mine plan is the result of exhausting the available stoping areas.

Calendar Year	2015	2016	2017	2018	Total

Reserves Mined
Proven Ore Mined (000's Tons)	21.8	19.7	16.6	22.7	80.9
Gold Grade (Ounce/Ton)	1.066	1.235	1.581	1.952	1.462
Silver Grade (Ounce/Ton)	0.810	0.889	1.317	1.431	1.108
Contained Gold (000's Ounces)	23.3	24.3	26.3	44.4	118.2
Contained Silver (000's Ounces)	17.7	17.5	21.9	32.5	89.6

Probable Ore Mined (000's Tons)	31.0	46.7	22.1	5.2	104.9
Gold Grade (Ounce/Ton)	0.810	1.203	1.460	1.361	1.149
Silver Grade (Ounce/Ton)	0.488	0.886	0.967	0.915	0.787
Contained Gold (000's Ounces)	25.1	56.1	32.2	7.1	120.5
Contained Silver (000's Ounces)	15.1	41.4	21.3	4.8	82.6

Total Mineral Reserves Mined (000's Tons)	52.8	66.4	38.7	27.9	185.8
Gold Grade (Ounce/Ton)	0.916	1.212	1.512	1.842	1.285
Silver Grade (Ounce/Ton)	0.621	0.887	1.117	1.335	0.927
Contained Gold (000's Ounces)	48.4	80.5	58.5	51.4	238.7
Contained Silver (000's Ounces)	32.8	58.9	43.2	37.3	172.2
Contained Gold Equiv. (000's Ounces)	48.9	81.4	59.1	52.0	241.4

Production Mining
Stope Development and Drift and Fill Mining (000's Tons)	38.9	23.4	-	-	62.2
Longhole Stope Mining (000's Tons)	13.9	43.0	38.7	27.9	123.5
Reserves Mined (000's Tons)	52.8	66.4	38.7	27.9	185.8
Reserves Mining Rate (tpd)	144.6	181.3	106.0	102.3	135.7

Backfill
Cellular Backfill (000's Tons)	5.2	8.5	-	-	13.7
CRF and GOB Backfill(000's Tons)	13.3	63.7	42.9	15.9	135.8
Total Backfill (000's Tons)	18.5	72.2	42.9	19.8	153.4

Waste Mining
Expensed Drift Waste (000's Tons)	6.8	4.9	-	-	11.8
Bench Waste (000's Tons)	0.4	-	-	-	0.4
Expensed Waste (000's Tons)	-	1.1	-	0.1	1.2
Primary Capital Drifting (Feet)	4,420	2,296	-	-	6,716
Secondary Capital Drifting (Feet)	578	689	-	-	1,267
Capital Raising (Feet)	156	103	-	-	259
Capitalized Mining (000's Tons)	79.2	47.3	-	-	126.5

Total Tons Mined (000's Tons)	139.2	118.7	38.7	27.9	324.5
Mining Rate (tpd)	381	324	106	102	237

Recovery Methods

A local contractor transports mineralized material from the bulk sampling program at the Fire Creek Project to the Midas Mill on public roadways which is a distance of approximately 131 miles. Mineralized material from each mine is segregated through the crushing circuit. The mill has two 500-ton fine ore bins located between the secondary crusher and the ball mill, and one bin is dedicated to each mine. Head samples are taken on each reclaim conveyor at regular intervals, and tonnage measured by a belt scale prior to comingling the mineralization streams.

The Midas Mill was constructed in 1997 and has a nameplate capacity of 1,200 tpd. The mill uses conventional leach technology with Counter Current Decantation (CCD) followed by Merrill Crowe precipitation. Doré refining is finalized by Johnson Matthey refineries in Salt Lake City, Utah. Midas has performed toll milling periodically since 2008.

Markets and Contracts for Sale of Products

Gold and silver markets are mature with reputable smelters and refiners located throughout the world. Following several years of increases, gold and silver prices began declining in 2012. As of December 2014, the 36-month trailing average gold price was $1,449 per ounce, the 24-month trailing average price was $1,339 while the monthly average had dropped to $1,202. On February 11, 2014, the Corporation entered into the Gold Purchase Agreement with Franco-Nevada GLW Holdings Corp., a subsidiary of FNC (see "General Development of the Business – Three Year History").

Capital and Operating Costs

Life of mine ("LOM") constant dollar capital expenditures are detailed in the following table. Fire Creek Project development comprises over 61% of total capital requirements; mine equipment 28%; site facilities six percent, and environmental projects five percent (amounts in 000s).

			Cost (000's)
	2015	2016	2017	2018	Total
Mine Development	$7,059	$4,236	-	-	$11,295
Rapid Infiltration Basin	$368	-	-	-	$368
Site Facilities	$1,127	-	-	-	$1,127
Environmental Assessment	$469	-	-	-	$469
Mining Equipment	$2,200	$2,000	$932	-	$5,132
Total	$11,223	$6,236	$932	$0	$18,391

Economic Analysis

The cash flow estimate includes only costs, taxes and other factors applicable to the Fire Creek Project and corporate obligations, financing costs, and taxes are excluded. The cash flow estimate includes 35% federal income tax after appropriate deductions for depreciation and depletion. No consideration has been given for carry forward losses incurred prior to 2015. Nevada does not impose an income tax but does levy a net proceeds tax equal to 5% of the net operating income with some allowances for depreciation of property plant and equipment. The net proceeds tax does not allow a depletion deduction.

A constant dollar cash flow analysis based on the reserves production and development plan shown under "Mineral Projects – Fire Creek Project – Mining Operations – Mine Plan" was conducted. The grade of the Fire Creek resources and the low capital requirements facilitated with the addition of the Midas Mine and Mill to Klondex's project portfolio combine to produce a 0.5 -year capital payback period and a 5.0 profitability index calculated with a 10% discount rate. The profitability index is the ratio of payoff to investment of a proposed project. It is a useful tool for ranking projects because it allows you to quantify the amount of value created per unit of investment. A profitability index of 1 indicates break even. Calculation of an internal rate of return is indeterminate for the Fire Creek Project due to the positive cash flow projected to be achieved in each year of the project, based on the parameters and assumptions set out herein and in the Fire Creek Technical Report.

Midas Project

Klondex has a 100% ownership interest in the Midas Project in Elko County, Nevada, U.S.A., through its indirect wholly-owned subsidiary, Midas Operations. The following summary is based on the Midas Technical Report.

Project Description and Location

The Midas Project is a high-grade gold-silver vein deposit hosted in faulted and brecciated tertiary volcanic rocks. The deposit is located in a sage and grass covered hillside of the Snowstorm Mountains overlooking Squaw Valley to the south. The Midas Mine is located one mile from the town of Midas, Nevada, about 58 miles east of Winnemucca on Nevada State Highway 789 from Interstate Highway I-80, or 80 miles from Battle Mountain driving west then north. The closest towns with comprehensive services are either Winnemucca or Battle Mountain off of Interstate-80. The closest commercial air service is in Elko. Elko is approximately three hours driving time (approximately 150 miles) through Battle Mountain. There is a remote, back roads access to Midas from Elko through Tuscarora. The remote access from Elko to Midas is 90 miles (approximately 145 miles), but the drive time would also be about two hours due to the unimproved roads. The portal to the underground mine is located approximately one half mile west of the mill and other site facilities.

The portal provides entry to a system of declines and ramps that access the gold- and silver-bearing veins. Mining levels are developed at nominally 50-foot (ft) vertical intervals to access the mineralized vein. The mineralized material is excavated and loaded into underground haul trucks, which transport it to a surface transfer stockpile located outside the mine portal. The mineralized material is then trucked from the transfer stockpile to the main mineralized material stockpile area adjacent to the mill. In the mill, the mineralized material is crushed, processed, and refined to extract gold and silver. Molten gold/silver is poured from the refinery furnace into molds, and the resulting doré is shipped off-site for refining.

Status of Mineral Titles

Klondex's total land package in the Midas district (including easements) covers approximately 30,000 acres. This includes fee lands, federal unpatented mining claims, seven mining leases, BLM rights of way, general agreements, easements and surface use agreements. Within the 30,000 acres, there are 1,489 federal unpatented mining claims, of which 1,456 are owned and 33 are leased. Fee lands comprise approximately 2,417 acres of the land package. About 1,311 acres of the fee land include surface and mineral rights, while the other 1,106 acres include only surface rights. Some of the surface-only fee lands are lots within the town of Midas.

The claim locations are based on the location of monuments and their associated dimensions cited to the BLM. The authors of the Midas Technical Report are not aware of any conflicting surface rights within the Midas land package. Other considerations that might affect accessing claim status include grazing rights and protected habitats. There are archaeological considerations in the immediate area of the Midas Project; however, all proposed surface disturbances are reviewed and approved by the BLM. To the knowledge of the authors of the Midas Technical Report at the time it was prepared, there were no environmental or social factors that would affect land title. A table summarizing the fee holdings encompassing the Midas Project is shown in the Midas Technical Report under the heading "Property Description and Location", along with tables summarizing the Midas town site lots, property agreements and holding cost obligations associated with the Midas Project, and royalties owed by Klondex in relation to the Midas Project.

Location of Mineralization

The Midas Mine and associated infrastructure are located near the southern limits of the land package. Klondex has an approved plan of operations with the BLM covering exploration activities at the Midas Project. Klondex has a second plan of operations associated with the construction of five vent raises which were designed for ventilation to remote areas of the proposed expanded underground. The mill and most of the Midas infrastructure is located on private lands. The permits required to operate the mine and mill are listed in section "Permitting and Environmental Considerations – Permits". The authors of the Midas Technical Report are not aware of any environmental liabilities beyond normal reclamation and site closure costs that exist at the Midas Project. The existing tailings storage facility is nearing capacity, and further expansion carries a relatively high unit cost per ton of tailings compared to constructing a new tailings storage facility. A new TSF will be required to be permitted by both state and federal authorities and such permits will take two or more years to secure. There are no other regulatory issues known to the authors related to the continued operation of the Midas Project.

Waste Rock Dump and Tailings Impoundment

The waste rock dump at Midas is located downhill and to the south-east of the portal. Primary waste rocks lithologies are tuff, rhyolite, and basalt. The current waste rock dump design covers eleven acres of disturbance on private property. Maximum storage capacity is approximately 1.4 million tons.

The Midas Project's tailings storage facility is located on the west flank of a wide canyon on the southern periphery of the Midas Project. The tailings coverage entails 95 acres of disturbance located entirely on private property. The pond has undergone four permitted lifts to expand capacity since its original construction. The current lift is known as "Phase 5". The Phase 5 lift was designed by the engineering firm, Smith Williams Consultants, Inc., and is permitted with Dam Safety Permit J-555 by the Nevada Department of Water Resources. The current cumulative capacity of the pond is 3.70 million tons, of which approximately 700,000 tons are still available. It is expected that an expansion will be required in approximately the next four years.

The Midas Reclamation Plan outlines the proper reclamation and closure of the tailings storage facility. The Midas Revised Three Year Reclamation Plan was approved by the BMRR in October 2012.

Accessibility, Climate, Vegetation, Physiography, Local Resources and Infrastructure

The Midas Project can be reached from the town of Winnemucca by driving east on Interstate Highway I-80 for 15 miles and northeast for 43 miles towards the town of Midas. The entrance to the mine site is about two and one half miles past the town of Midas. To reach Midas Mine from Battle Mountain, drive west on I-80 for 36.5 miles and then northeast towards Midas. These towns are the nearest larger towns and are home to the workforce and industrial suppliers and the only locations with amenities and services such as motels, fuel, grocery stores and restaurants.

The roads leading to the mine are mostly unpaved but are maintained by state, county and Midas crews in order to service the ranches and mines in the vicinity. In this part of Nevada, it is common for mine staff to commute long distances for work on a daily basis. The average commute for Midas staff is one and one quarter to one and one half hours each way.

The climate at Midas is typical for northern Nevada with hot summers and cold winters. Average daily summer temperatures range from 50°F to 95°F, and average winter low temperatures range from low 15°F to 40°F. Summer temperature extremes may reach above 100° F for short periods, and winter extreme temperatures may drop to below 0° F for short periods. Fieldwork, including exploration drilling, is commonly conducted throughout the year, except for in the winter. Mines in northern Nevada typically operate all year without experiencing any major weather-related problems. Midas vegetation is mainly limited to sagebrush, other species of low vegetation, and some grasses. There are no trees at the Midas Project. As a result of the low quantity of rainfall, the vegetation is low and sparse.

The Midas Project is in the foothills on the southeast slope of the Snowstorm Mountains on the north side of Squaw Valley. The elevation of surface infrastructure lies mostly between 5,400 to 5,800 feet. The topographic relief is moderate with mature topography consisting mostly of rounded hills with steeper grades along more competent strata.

The Midas Mine is a well-established facility with extensive underground mine workings and a proven processing facility with nameplate capacity of 1,200 tons per day. Klondex purchases electrical power for the Midas Project from NV Energy Corp.

The most accessible rail siding is located near the town of Golconda, a small community of about 200 people, the point of departure from the interstate on the best maintained route to the Midas Project.

The local infrastructure and Midas Project land position are adequate to support ongoing exploration and mining activity. There is land available adjacent to the existing tailings storage facility to support expansion of that facility as needed.

History

The Midas Mining district had historic gold production dating as early as 1907. Modern exploration methods were employed in the district casually in the 1970s and 1980s by various companies, and exploration began in earnest in the early 1990s when Franco-Nevada Mining Corporation Limited ("FN Mining") assembled a land package.

The official discovery of high grade veins at Midas occurred in 1994 at the Rex Grande prospect, which grew into the Colorado Grande vein. Mine development commenced in 1997, and FN Mining operated the mine on behalf of the Midas joint venture between Franco-Nevada and Euro-Nevada until the mine was acquired by Normandy in 2001, followed by the Newmont acquisition of Normandy in 2002.

The Midas land package is quite large, extending well beyond the known mineralized extents, and exploration is ongoing, with pauses to focus on near-mine vein delineation. In 2012, Newmont ceased all exploration activity at Midas and began to plan for final depletion and closure.

Exploration activities include soil and rock chip sampling, surface mapping, geophysics, and drilling. Thirty eight holes were drilled by Newmont in the 2011 to 2012 field season to test 15 targets with follow-up work recommended in four of the areas tested. The follow up work was never completed.

Between 1907 and 1942, production at Midas was from predominantly underground mining of high grade veins that outcropped at surface, sporadically augmented by discoveries of placer deposits. Since modern mining began in 1998, approximately 2.2 million ounces of gold and 26.9 million ounces of silver have been produced by FN Mining, Normandy and Newmont. In 1942, non-essential mining activity was suspended by the War Production Board.

Production from the Midas mill from 2009 to 2013 is presented in the following table. Production rates peaked in 2011 and declined in succeeding years. Gold grades have also declined, indicating the approaching depletion of the Main Veins. Silver grades increased in 2013, indicating the shift in production from the Main Veins to the East Veins, where the silver-gold ratio is substantially greater.

Year	Kt	Au (opt)	Ag (opt)
2013(1)	190	0.21	5.7
2012	330	0.23	4.1
2011	367	0.31	4.3
2010(2)	327	0.43	6.0
2009(3)	291	0.51	6.9

Notes:
	(1)	Ten months through October.
	(2)	Includes toll milling 35kt containing 27 koz. Au and 194 koz. Ag of Hollister material.
	(3)	Includes toll milling 35kt containing 34 koz. Au and 361 koz. Ag of Hollister material.

Newmont historic mineral reserves and mineral resources are presented in the following three tables which appear in the Midas Technical Report. A qualified person within the meaning of the NI 43-101 has not done sufficient work to classify these historic estimates as current mineral reserves or mineral resources, and the Corporation is not treating these historical estimates as current mineral reserves or mineral resources. The authors of the Midas Technical Report are unaware of the methods, parameters or assumptions used to generate these historic estimates and have provided no comment on their accuracy.

Geological Setting

Regional Geology

The Midas Mine is located on the southeast flank of the Snowstorm Mountain range near the eastern margin of the NNR structural domain, hosted in a bimodal suite of volcanogenic rocks. Several other structurally controlled, epithermal precious metal vein desposits are hosted in similar Miocene-age volcanic rocks along the NNR including the Fire Creek Project, which shares similar mineralization characteristics.

The NNR structural domain is distinguishable on regional scale magnetic maps as a prominent north-north west (NNW) trending lineament of magnetic highs. This distinctive positive magnetic anomaly is caused by Miocene-age syn-rift mafic and intermediate volcanic rocks of basaltic to dacitic composition.

The NNR originated at the McDermitt caldera in northwest Nevada, site of the initial eruption of the Yellowstone hot spot, and propagated 500 km to southeast Nevada. The rift is readily visible on regional aeromagnetic maps as a narrow positive anomaly for approximately 250, and is defined by an accumulation of basaltic to dacitic lava flows and dikes of mid-Miocene age. In the central portion of the rift between the Malpais Rim and Midas, it has been defined as a 5- to 30-km wide north-northwest-trending zone that corresponds to a magnetic high, to mafic dikes and high-angle normal faults that parallel the anomaly, and to middle Miocene volcanic flows that overlie the anomaly. The primary extension direction during rift development and magmatism at 16.5 – 15 Ma was ENE to WSW, perpendicular to the N22°W axis of the rift. These syn-rift faults sharply bound the present-day NNR on the west, and decrease towards the east. From 10 Ma to about 6 Ma the regional stress field rotated clockwise, resulting in an extension direction that was NNW-SSE. This resulted in the formation of horst and graben faults that cut the NNR to form ENE-trending grabens such as the Midas Trough.

The chemical composition of the volcanic and intrusive rocks varies greatly within the rift, ranging from mafic to intermediate volcanic flows at the Malpais and Argenta Rims, mafic flows at Fire Creek, felsic tuff and andesite at Ivanhoe, and a bimodal sequence at Midas of felsic flows, tuffs and domes, and basaltic sills and dikes. Consequently, rocks from one mining district generally cannot be correlated directly with those from another, except in a time sense where high-resolution radiometric dates are available. Gold mineralization at Midas is structurally controlled by normal faults within the NNR. The style of structurally controlled mineralization observed at the Midas Mine is typical of rift-hosted epithermal mineralization associated with an intrusive center.

Midas Mine Local Geology

The Midas deposit belongs to a group of middle Miocene low-sulfidation epithermal gold and silver mineralizing systems associated with magmatism and faulting along the rift. Interpretation of new argon-argon (40Ar/39Ar) dates from volcanic rocks and hydrothermal minerals related to gold mineralization and additional isotopic dates throughout the Midas region constrain the timing of volcanic, tectonic, and hydrothermal activity. The Midas hydrothermal system developed following a change from mafic-dominated bimodal volcanism and basin formation to felsic volcanism and extensional faulting at about 15.6 Ma.

From 15.6 to 15.2 Ma, lacustrine sediments and tuffs were deposited on a relatively impermeable rhyolite flow at Midas. During this period, faulting and tilting of the volcanic edifice created pathways for hydrothermal fluids that flowed to the surface forming sinter and hydrothermal breccia.

At 15.4 Ma, epithermal quartz-calcite-adularia veins formed in fault zones and open conduits in the geothermal field. Mineralized material is confined to steeply dipping, banded quartz veins within north-northwest-striking faults. Highest grades display an elevation control related to the paleo-water table, brittle felsic host rocks, and the widest veins (including the Colorado Grande shear vein and the Gold Crown extension vein). The age of an unaltered tuff that unconformably overlies opalized sediments establishes that tilting of the units and the hydrothermal system had ceased by 15.2 Ma.

The paragenesis of gangue and minerals in the Midas veins are consistent with an epithermal hot spring (geothermal) system dominated by meteoric water. Fluid inclusions within the quartz veins indicate low salinities (as expected from meteoric water), and homogenization temperatures between 190-260°C. There are no sinters present in the central part of the district, particularly above the Colorado Grande or Gold Crown veins.

At a microscopic scale, the mechanism to deposit the bonanza ore grades of electrum and selenide minerals can be attributed to colloidal precipitation in which charged particles of gold and silver suspended in a saturated hydrothermal fluid quickly coagulate along the open walls of the veins. The bulk of the gold and silver mineralization was precipitated early, forming the highest precious-metal grades symmetrically on the outside walls of the veins, followed by less gold and silver in successive depositional events, and lastly depositing low-grade to barren quartz-calcite in the centers of some of the veins.

The Midas veins formed during a middle Miocene pulse of bimodal basalt-rhyolite magmatism that was widespread throughout the northern Great Basin. Drilling in the district has shown that Miocene tuffs, flows, and volcaniclastic rocks extend to a depth of at least 1.5 kilometres beneath the present eroded surface. The depth to older Tertiary volcanic rocks or pre-Tertiary basement is unknown; however, xenoliths of quartzite and metasedimentary rock resembling Paleozoic siliciclastic lithology and representing the pre-Tertiary basement, have been uncovered in a mafic dike or sill of basaltic andesite.

The Midas fault, host to the Colorado Grande vein, is the principal structure in the mine. It strikes approximately N15°W and coincides with a structural high or arch within the district. Closure of rock exposures to the south, and general convergence of bedding strike on the west and east sides of the arch to the south, indicate a shallow southerly plunge. Based on drill hole information, the Midas fault shows apparent normal movement, down to the east, of more than 1,000 feet. Left-lateral shear movement along the Midas fault later created northwest oriented, dilatant openings that host high grade vein mineralization. Owyhee structures oriented N65°E show sun- to post-ore movement, as the Colorado Grande (Midas fault) is displaced along the Northern and Southern Owyhee faults. The most recent movement on the Owyhee structures resulted from basin and range extension during the last 10 Ma.

Midas Property Geology

The near mine veins at Midas are divided into four major groups, which are listed in the following table.

Group	Vein Name	Vein No.
Main Veins	Colorado Grande	105
	Gold Crown	205
	Gold Crown HW	305
	Snow White	405
	Discovery	505
	Sleeping Beauty	605
	Colorado Sur	705
	Gold Crown Southern Ext	108
	Gold Crown HW Split	208
	Happy	1081
East Veins	Homestead	777
	Charger Hill	805
	GP	905
	Ace	9052
South Veins	Queen	1605
	SR	5005
West Veins	SV	101
	Midas Trend	201
	Link	1026

Prior to 2013, all production was from the Main Vein group, particularly the Colorado Grande Vein and the Gold Crown Vein. Development of the East Veins began in 2012. The third group of veins is comprised of the Queen and SR veins located to the south of the existing workings and south of the South Owyhee Fault. There has been no mining on these veins, and they are defined only by surface drilling. These veins represent a high priority near mine target, and the Queen Vein has been added to the mineral resources estimate.

The fourth group of veins is west of the main vein system and includes the Link and Midas Trend veins. Like the southern vein group, these veins have yet to be delineated from underground.

Mineralization

On a general scale, the hydrothermal system and subsequent mineralization developed at Midas is currently interpreted as a low sulfidation, epithermal precious metal vein system as part of a larger magmatic system at depth. Mineralization at Midas appears to be part of a convective system related to emplacement of a mineralizing intrusion at depth.

Drilling

Drill Core Sampling

Klondex completed 112 new drill holes totaling 76,990 feet which were included in the current mineral resource estimate. As of August 31, 2014, the effective date of the Midas Technical Report, drilling was ongoing. The previous operators of the Midas Project completed 4,037 drill holes totaling over 2.7 million feet of drilling on over a dozen major veins.

The 21 veins included in the mineral resource estimate are defined by 2,990 drill holes which contain 10,116 feet of mineralized vein intercepts. There are an additional 18,041 channel samples totaling 160,764 feet of vein sampling. True thickness of the veins varies from a fraction of a foot to several feet.

In September 2014, the authors of the Midas Technical Report visited the Midas Project but did not observe any drilling or sample recovery. The procedures used have been summarized from interviews with the Midas technical staff that have been employed at the Midas Project by both Newmont and Klondex. These procedures are as follows:

1.

Handling of the drilled core from the station includes: drilling with a Diamec U8 core rig. Drillers label core box lids with a unique Bore Hole Identification number (which includes the year), box number, and drilled interval; drillers put the core in with top of drilled sequence leading the run in the box and end of drilled interval ending the run in the box. Drillers label the end of the run to the nearest one tenth of a foot, and measure and record the recovery in feet on wooden blocks, which are put at the end of the drilled interval.

2.	Drillers stack full core boxes on a pallet in numerical order.

3.

Drillers or geotechnicians either deliver the pallet to surface or take a partial delivery of core boxes in the back of their motorized underground personnel vehicle. They leave the pallet of core boxes (or individual core boxes on a spare pallet) at the core logging facility.

Collar locations and downhole surveys were conducted by Newmont staff with Newmont equipment, and the data uploaded directly into acQuire.

Channel samples along production drifts were also incorporated into this mineral resource estimate. The channel sample locations are stored as "synthetic drill holes" in acQuire in order to utilize them spatially with software (northings, eastings, elevations, azimuth, dip, and length). The northing, easting, and elevation of the samples were derived from Vulcan after geologists digitized the channel sample locations into the digital underground drift asbuilt survey. The channel sample locations were not survey points that can be verified by the author, but the asbuilts are derived from surveys. Since February 2014, Klondex's percentage of core recovery at the Midas Project is 95%.

Material from core, rejects, RC chips, and pulps were stored by Newmont onsite within a fenced and protected facility, and this practice has been continued by Klondex. Newmont logged core utilizing electronic tablets and uploading data directly into acQuire. Newmont's logging protocols for core have not been reviewed by the authors of the Midas Technical Report.

Klondex’s logging protocols are as follows:

  When core is delivered to the core shed, the core shed manager enters it into a core tracking spreadsheet located on the server. This allows the geologists to easily check core processing status.

  Core is laid out on the logging table.

  The logging form for the hole is downloaded from the acQuire 4 data entry software to the logging computer.

  Geologists log details of lithology, alteration, structure, veins, metallurgy, and sample interval directly into the logging computer.

  When the log is finished, it is uploaded from the logging computer to the database.

  Sample IDs are tracked on a separate “Master” spreadsheet.

  Sample IDs are loaded to the database.

Face Sampling

Face sampling methodology at the Midas Mine by Newmont and Klondex geologists is typical of narrow vein mining operations. The geologists collected material from the face by hand with a rock hammer to chip off multiple fragments in the face across the vein and wall rock representing all material from a variety of features, such as silicified patches, oxidized breccias, vug-fill, free gold, etc. The geologist collects various features proportionately within a measured zone for one sample as follows:

1.	Before sampling and mapping a face, the geologist washed the face with water to expose the vein, structures such as faults, and alteration and to remove contaminants from the blast.

2.	Sampling and mapping followed the wash.

3.	Three samples were collected from the face: left wall rock, vein, and right wall rock from left to right. The area sampled was from the sill to the extent of reach by hand.

4.	Samples consisted of chips removed by rock hammer into a bag, which was slipped inside a bucket.

A geologist pre-labeled the bags on the surface during pre-shift with a bar-coded sticky label, which was also stapled onto the bag. Additionally, the geologist also labeled the bags with a permanent magic marker.

5.	All samples had a three letter prefix followed by a six digit number: KSF000000 = channel sample.

6.	After the sampling procedures were completed, the geologist mapped the face and recorded vein widths, sample locations, and structural features in hand-written notes on a face sheet.

7.	The geologist marked the vein margins, structures, face heading, and distance with spray paint on the wall rock.

8.

The geologist took the bagged samples to the geology office and hand-entered data into a central Excel spreadsheet including SampleID, face distance, date, geologist name, sample widths, and a geologic description of the sample.

The location of the sample channels are measured from known points along the drift alignment and posted on face sheets and plan maps. Location sheets are then scanned. Channel locations (faces) are digitized with Vulcan software. Channel collar eastings, northings, and elevations are obtained using Vulcan software. Individual sample widths are obtained from mapping at the time of sampling. Channel location coordinates are exported from Vulcan into CSV-formatted collar files. Sample width values are hand entered into CSV-formatted sample files with assay results pasted from laboratory reports. The channel sample files are then imported into Vulcan software and modeled as synthetic drill holes using the eastings, northings, elevation, width, and assay values.

9.	All samples collected within a twelve-hour shift were entered into a sample submittal form, which was saved on the company server.

10.	The samples were sent to the assay lab after every twelve-hour shift.

Klondex has an agreement with Pinson Mining Company ("PMC") to lease PMC's assay laboratory and has staffed the facility with Klondex personnel. Klondex now sends channel samples to the Pinson lab for analysis. A blank is inserted into the channel sample stream at least once per shift. Otherwise, channel sampling protocol has remained unchanged.

The authors of the Midas Technical Report are not aware of any drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results.

Sample Preparation, Analyses and Security

Core Sample Preparation

Core is sampled after the core logging procedure is complete. Only mineralized intervals are sampled in holes drilled for delineation purposes. Mineralized intervals are identified by projecting modeled mineralized trends to expected down-hole intercept depths and by experienced staff consistently recognizing mineralization characteristics. Holes drilled for exploration purposes would be sampled entirely. All of the Klondex drilling to date has been for delineation purposes.

Once a mineralized interval is identified, the geologist chooses sample intervals with the goal of obtaining the best possible characterization of the interval. Samples are taken across the mineralized interval, consuming the whole core, beginning and ending in waste beyond the margins of the interval. Minimum sample length is 0.8 feet, and maximum sample length is five feet for NQ size core. A standard or blank is inserted in the sample stream every 25 samples with a minimum of two QA/QC samples per hole.

Samples are placed into cloth sample bags according to their sample intervals. Sample bags are labeled with sample ID. Sample IDs for core holes begin with the KMC- prefix followed by 5 digits.

QA/QC samples for the hole are assembled and kept with the lab submittal form.

Sample bags are placed in a bin in the core yard to await shipment to American Assay Laboratories ("AAL") in Reno, Nevada. AAL is an ISO 17025 accredited facility and is independent of Klondex. When enough samples have accumulated to constitute a full shipment, the AAL driver is called to the core shed. Bins of samples are loaded onto the AAL truck, and the submittals and QA/QC samples are handed to the driver.

When the core sampling procedure is complete, remaining core is discarded except for categorically unaltered basalt. Unaltered basalt is thoroughly chip sampled and set aside. The chip samples are sent to AAL for analysis. If the result of the analysis is below the detection limit, the basalt is used for blank QA/QC material. If the result of the analysis yields a measurable result, the basalt is discarded.

Channel Sample Preparation

The following outlines the channel sample preparation methodology.

1.	Channel samples at the Midas Project were bagged on site at the face.

2.	Full bags were brought to the geology office.

3.	QA/QC materials were not inserted into the channel sample dispatch.

4.	Channel samples were delivered to the Pinson lab every shift.

Sample Analysis Protocol

Drill samples are analyzed by AAL. The sample analysis protocol is as follows: each sample of core will be dried and crushed to a state that permits 80% of the sample passes through a 10 mesh screen; the sample is then split using a rotary splitter to 1,000 grams; each 1,000 gram split is then pulverized to a state that 80% of the sample passes through a 200 mesh screen, creating a “pulp”; returning to the original 1,000 gram pulp, 50 to 60 grams are then analyzed by fire assay for Au and Ag with a two acid digestion and an ICP finish; samples that are over 10 ppm Au or 100 ppm Ag then receive a 50 to 60 gram fire assay with a gravimetric finish for Au and Ag; all results are then reported in opt Au and opt Ag; all coarse rejects and pulps are returned to the Klondex Midas core shed by AAL courier during normal sample pickup.

Channel samples are analyzed by the Klondex lab. The channel sample analysis protocol is as follows:

  Sample Preparation: samples are received, inventoried, panned, and dried at 250° F; samples are crushed to 80% passing 10 mesh; a crusher cleans out rock/air after every sample, high grade cleanout twice; sample are homogenized, a 300 gram riffle split is taken; 300 gram splits are pulverized to 85% passing 200 mesh; and the pulverizer cleans out sand/air after every sample, high grade cleanout twice.

  Fire Assay: 30 gram prepared samples are weighed in 40 gram crucible for fire assay Au/Ag; samples are custom fluxed for oxide/sulfide matrix; Quality Control, Certified Reference Material ("CRM"), blank, and 5% analytical duplicates inserted and reported by batch; samples are fused, poured, cupelled, and finished gravimetrically; and Au/Ag grades are calculated.

Sample Security Measures

Sample pulps and coarse rejects are returned to the Midas core shed, a fenced facility. Pulps are stored in shipping containers at the core shed facility. Coarse rejects are sorted, high grade samples are saved, and waste samples are discarded.

Historic Quality Control Measures

Starting in 2008, Newmont geologists routinely inserted blind standards and blanks with the drill core samples submitted to ALS for assaying. These standards and blanks were selected from an inventory of QA/QC materials maintained by Newmont at their Nevada operations. The authors of the Midas Technical Report reviewed the gold assay QA/QC performance for drill core submitted to ALS by Newmont from about 5 percent of the drill hole data used in the current estimation. Most Newmont standards were not certified for silver, so the silver QA/QC data for Newmont drill samples were not reviewed. Gold and silver QA/QC data for the channel samples were also not reviewed by the authors of the Midas Technical Report.

The performance of standard samples submitted with drill core to ALS is summarized in the Midas Technical Report. All of these results were found to be within acceptable statistical limits with the exception of standard GVL. The expected value for standard GVL of 0.0049 gold opt was below the detection limit for the assay method employed by ALS on the Midas drill core samples, and the discrepancy is insignificant.

Current Quality Control Measures

The current QA/QC protocol for drill samples at Midas is to insert a standard, blank or duplicate every 25 samples, with a minimum of two QA/QC samples per hole, or at least one blank and one standard for holes with less than 25 samples. For channel samples, a blank is inserted into the sample stream at least once per shift.

Pulps and coarse rejects from AAL are being set aside for check analysis. Check samples include high-grade intercepts and waste samples, which are representative of the core sampling method, involves sampling from waste, through the mineralized interval, back into waste. The check samples are accumulating at the core shed and have not yet been submitted to Inspectorate Lab.

Klondex geologists routinely insert blind standards and blanks with the drill core samples submitted to AAL for assaying. Duplicates have been inserted irregularly. Klondex’s inventory of QA/QC material currently consists of three standards purchased from Rocklabs, a reputable supplier of certified reference material. All three of the standards have certified values for both Au and Ag. Blank material used for QA/QC is obtained by thoroughly chip sampling unaltered mafic drilled material. The chip samples are sent to AAL for assay analysis. If the assay results are below detection, the core is bagged in one foot to two foot increments and used as blank reference material.

The authors of the Midas Technical Report have reviewed the gold and silver assay QA/QC performance for all 112 holes drilled by Klondex included in the mineral resource estimate. All were submitted to AAL for analysis. The gold and silver QA/QC data for about five percent of the channel samples was also reviewed by the authors.

According to the authors of the Midas Technical Report, staff at Midas have shown a solid understanding with regard to management of the drilled core and associated digital data. The methods of handling the drilled material both physically and electronically are acceptable for use in an analysis of the mineral resource. According to the authors of the Midas Technical Report, there are no known quality assurance, quality control or sample security issues with the sampling protocol by Newmont or Klondex at the Midas Project.

According to the authors of the Midas Technical Report, QA/QC procedures should be expanded to include duplicate assays at a second independent lab for both core and channel sampling. When the QA/QC sample for an assay set exceeds the acceptable deviation, the set should be rerun, and the earlier results replaced in the data base.

Data Verification Procedures

The authors of the Midas Technical Report have reviewed Newmont and Klondex drill and channel sample data used for the current mineral resource estimate and mineral reserve estimate at Midas. This review was performed for verification purposes to allow the datasets to contribute to evaluation of the Midas mineral resource estimate and mineral reserve estimate. The authors’ work included review of protocols for data management and sample collection, preparation and analysis. Assay values from the Klondex database were verified by correlation with original assay certificates and by review of QA/QC procedures and results.

Midas geologists provided the Midas database and corresponding raw data files for the validation. The Midas database was derived by merging the Newmont AcQuire database with Klondex data. The authors of the Midas Technical Report analyzed a random population of data representing five percent of the total samples produced from drilled and channel sampled material used in the mineral resource estimate and the mineral reserve estimate.

In addition to verifying gold and silver values for sampled material, this validation also reviewed general technical data related to sampling, such as the location of the drill hole collars and downhole survey data. Geologic logs were also reviewed to validate the data used for shaping and projecting vein trends. Channel samples were verified by comparing the geologiests' daily face sheets with sample interval and geology data. There were no assay certificates provided to the authors for Newmont channel samples because the channel samples were processed in-house at the Newmont Twin Creeks laboratory and the results were uploaded from the assay lab information system directly into the Newmont acQuire database system. Assay results for channel samples completed by Klondex were provided and reviewed.

Values were compared for direct correlation, record by record, between the original source data and the September 2014 tables exported from the Midas database. The scale of detailed examination record-by-record produced a positive data validation covering 5% of the data used in the mineral resource estimate, which upholds the integrity of the assay values for use in the mineral resource estimate and the mineral reserve estimate.

According to the authors of the Midas Technical Report, the database utilized for the Midas mineral resource estimate complies with standards prescribed by CIM protocol.

In summary, 5% of each data set (with the exception of channel assays) under review was verified against original source data for accuracy. The authors of the Midas Technical Report consider that the validation work for this report is at a sufficient level to allow the use of the database in a CIM mineral resource estimate. In particular, the accuracy of the assay database has been quantified by independent review for five percent of the drill hole assays by direct correlation with assay certificates from accredited laboratories. The authors' verification of the results indicates there is no significant grade bias in the primary laboratory data.

Mineral Processing and Metallurgical Testing

The Midas Mill has been in operation since 1998 and uses conventional leach technology and Merrill-Crowe precipitation, with gravity concentration after crushing and grinding.

Mineralogy

As the Midas Mine has matured, production has shifted from the Main Veins to the East Veins. The metallurgy of the East Veins may be complex and has been the focus of metallurgical testing in recent years. Main Vein mineralization contains free-milling gold, associated with silver in electrum. Small amounts of silver associated minerals also contain recoverable silver values.

The East Veins have gold values that are diminished compared to the Main Veins. The ratio of silver to gold is much higher in the East Veins. Mined silver-to-gold ratios in the East Veins can be as high as 50:1 and average approximately 22:1. Silver occurs in gold related electrum as well as in various sulfide and selenide minerals. Primary silver minerals in the Midas East Veins are argentite (Ag2S), naumannite (Ag2Se), and aguilerite

(Ag4SeS).

Testing and Procedures

Third party metallurgical testing results are not available. Newmont conducted extensive testing, both on-site and at other Newmont laboratories.

Recent Midas test work focused on East Vein mineralized material. Analysis included iterative leach tests varying the following parameters: blend, grind, leach time, cyanide, zinc, and leach catalysts such as lead-nitrate.

Metallurgical test work was completed on multiple requested East Vein composites made up of exploration samples. The composites represented defined areas of Charger Hill, Ace, GP, Homestead, and Corral veins. Test parameters were targeted at a 75 to 80 percent passing a 200 mesh grind, and cyanide additions were monitored and maintained at 5.0 pounds per ton for the first twenty-four hours of a ninety-six hour residence leach. All percent recoveries are based on the back calculated head grades.

The following table which is included in the Midas Technical Report indicates the type of samples that were used in East Vein test work starting in 2010.

Vein	Composite Sample	Au Recovery	Ag Recovery	Calc. Au Head opt	Calc. Ag Head opt	Comments
Charger Hill	Comp. #6	91.54	37.89	0.054	21.7	Low Ag Recovery
Charger Hill	Comp. #8	95.41	63.79	0.062	14.7	Highest Ag Recovery
Ace	Comp. #15	92.98	23.90	0.316	55.2	Lowest Ag Recovery
Ace	Comp. #19	82.13	57.54	0.028	9.7	Higher Ag Recovery
GP	Comp. #20	92.92	28.54	0.353	26.7	Lowest Ag Recovery
GP	Comp. #29	80.40	73.55	0.034	7.1	Higher Ag Recovery
Homestead	Comp. #30	81.00	75.71	0.038	16.1	Only comp representing Homestead
Corral	Comp. #31	75.79	63.45	0.051	21.5	Lowest Ag Recovery
Corral	Comp. #32	83.16	72.65	0.061	25.2	Highest Ag Recovery

Toll milling of material from third party sources has been processed periodically at the Midas Mill since 2008. The focus of ongoing metallurgical testing has been to determine how these materials typically behave in processing as blended with Midas mineralized material.

In summary, careful metallurgical practices during processing of variable mineralized material while maintaining gold recovery despite changing silver grades have been successful at Midas. Controlling the reagents in the refinery based on mineralogy have allowed the operation to benefit from the higher silver grades in the East Veins.

Mineral Resource Estimates

The veins commonly referred to as the Main Veins at the Midas Project are the Colorado Grande (105), Gold Crown (205), Gold Crown Hanging Wall (305), Snow White (405), Discovery (505) and Happy (1081). These strike north westerly and dip 75 – 80 degrees east. Other veins in the main group are the Sleeping Beauty (605) and the Colorado Sur (705). The eastern vein group is comprised of the Homestead (777), Charger Hill (805), GP (905) and Ace (9052). These veins also strike north westerly but dip 70 – 75 degrees west. Nearly all of the previous mining has occurred on the main veins with development and production of the eastern veins beginning in 2013.

Assays are grouped by vein and given a name designation. The geology database includes fields for lithology, rock type, silicification, quartz and naumanite. These fields, along with assay values, are used to define the vein solids. The gold and silver assays from drill holes and channels were composited by vein. Only one composite is created for each vein intersection.

Hanging wall and footwall surfaces are created for each vein by “snapping” to the appropriate assay composite endpoint. These surfaces are then joined to form the three dimensional vein solid model and trimmed to the surface topography where necessary.

Grade caps for gold and silver were estimated individually for each vein. Composites which exceed the grade cap value are valid data; however, their use must be restricted. To accomplish this, composites which exceed the grade capping value were only used to estimate the grade of the 25 foot by 25 foot block in which they were contained and then discarded. They were not used in the grade estimation of any other blocks.

The 105, 205, 305, 405, 505, 905 and 9052 veins all have a large enough number of channel samples that are spaced closely enough to permit the construction of variograms for gold. The other veins do not have enough drill or channel samples to permit the construction of valid variograms.

Individual block models were constructed for each vein. These models are rotated to match the Y direction to the veins strike trend. Block sizes in all models are five by five feet in the Y and Z directions. The X dimension of a block is set to the width of the vein and is variable in 0.2 foot increments up to 5 feet. The models were constructed from the vein wireframe models.

Grade estimation variables in the models included: ordinary kriging gold, inverse distance gold; nearest neighbor gold, inverse distance silver, and nearest neighbor silver. Other calculated variables in each model include: gold equivalent, density, estimation pass, true thickness, gold equivalent grade thickness, resource class and, block status to indicate, intact, mined or sterile.

The gold and silver values were estimated using the inverse distance cubed and nearest neighbor estimation methods for all of the veins using the channel and drill composites within each vein. Blocks outside of the vein were not estimated. Seven veins, 105, 205, 305, 405, 505, 905, and 9052, had gold estimated using ordinary kriging as there were enough channel samples to calculate reasonable variograms.

Anisotropic search parameters for gold and silver were set to the general orientation of each vein. Distances were selected based on the drill spacing of samples intercepting the solids and on the general orientation and shape of the interpreted solids. However, larger search distances were used in the inferred passes to ensure that most of the blocks inside the veins were estimated.

Significant parameters used in the aufa gold interpolation include:

1.

Assigning of parent block values to sub-blocks. Estimates are only calculated at the center of each parent block, and those values are assigned to all sub-blocks existing within the parent block space.

2.	Only composites with a value >=0 were used.

3.

A minimum of four and maximum of six samples were used to estimate measured blocks, minimum of three and maximum of six to estimate indicated, and minimum of two and maximum of six to estimate inferred blocks.

4.	A maximum of one composite was used per drill hole or channel.

5.	Composites were selected using anisotropic distances.

6.	Only composites within the veins were used to estimate blocks within the veins.

7.	Grades were capped (search restricted) for each vein.

8.	A gold value of 0.0001 opt was assigned to the unestimated vein blocks and waste blocks.

9.	A silver value of 0.001 opt was assigned to the unestimated vein blocks and waste blocks.

Measured mineral resources include only blocks estimated with four to six composites within 50 feet. Indicated mineral resources include blocks that were estimated with three to six composites within 100 feet. Inferred mineral resources include only blocks estimated with two to six composites within 200 feet.

Blocks contained within mined out areas were flagged as mined. Additionally, all blocks within 100 feet vertically of the surface were flagged as sterile. Remaining blocks were reviewed, and additional areas were marked as sterile when they were deemed inaccessible by Midas staff.

Model validation for each vein included comparison of the kriged, inverse distance cubed and nearest neighbor grades, visual comparison of block grades to composites and creating swath plots along strike and elevation for each vein.

Mineral Resource Statement

The narrow vein mining methods practiced at the Midas Mine require a minimum stope width of four feet. The veins at the Midas Mine can vary in thickness from a few inches to over ten feet. Potentially economic mineralization must meet standard cut-off grade criteria as well as a grade thickness criterion before it is included as a mineral resource. Grade thickness is calculated by multiplying the block true width by its equivalent grade. Mineral resources meeting the dual constraints of cut-off grade and grade-thickness cut-off for each vein are listed in the following table.

Category of Mineral Resources	Vein True Thickness Feet	kton	Au opt	Ag opt	AuEq opt	Au koz	Ag koz	AuEq koz
Total Measured Total Indicated Total Meas. and Ind. Total Inferred	3.7 3.9 3.8 4.0	352 765 1,117 858	0.440 0.349 0.377 0.280	7.401 5.440 6.058 3.480	0.555 0.433 0.471 0.334	155 267 421 241	2,605 4,161 6,765 2,988	195 331 526 287

Notes:
	(1)	Mineral resources have been calculated based on a gold price of $1,200/troy ounce and a silver price of $19.00 per troy ounce.
	(2)	Mineral resources are calculated at a grade thickness cut-off grade of 0.96 Au equivalent opt-feet and a diluted Au equivalent cut-off grade of 0.225 opt.
	(3)	Gold equivalent ounces are calculated based on one ounce of gold being equivalent to 64.53 ounces of silver.
	(4)	The minimum mining width is defined as four feet or the vein true thickness plus one foot, whichever is greater.
	(5)	Mineral resources include dilution to achieve mining widths and an additional 10% unplanned dilution.
	(6)	Mineral resources include allowance for 5% mining losses.
	(7)	Mineral resources are inclusive of mineral reserves.
(8)

Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues.

(9)

The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there is insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Mineral Reserve Estimate

Excavation designs for stopes, stope development drifting and access development were created using Vulcan software. Stope designs were aided by the Vulcan Stope Optimizer Module. The stope optimizer produces the stope cross section which maximizes value within given geometric and economic constraints.

Design constraints included four feet minimum width for long hole stopes with development drifts spaced at 50-foot vertical intervals. Stope development drift dimensions maintained a constant height of 11 feet and a minimum width of seven feet. Cut and fill stopes are a minimum of six feet in width and each cut is ten feet high.

Mining and backfill tasks were created from all designed excavations. These tasks were assigned costs and productivities specific to the excavation or backfill task type. Additionally, the undiscounted cash flow for each task was calculated. All tasks were then ordered in the correct sequence for mining and backfilling. Any sequence or subsequence that did not achieve a positive cumulative undiscounted cash flow was removed from consideration for mineral reserves. Stope development necessary to reach reserve excavations and exceeding the incremental cut-off grade shown in the following table are also included in mineral reserves.

		Gold	Silver
Metal Sales Price	$/Ounce	$1,000	$15.83
Refining and Sales Expense	$/Ounce	Included in Milling
Royalty			0%
Metallurgical Recovery		94%	92%
Operating Costs
Ore Haulage (Portal to Mill)	$/ton	$2.00
Direct Processing	$/ton	$67.85
Administration and Overhead	$/ton	$33.19
Mining	$/ton	$211.83
Total	$/ton	$314.87

Gold Equivalent		1	64.53
Unplanned Dilution		10%
Incremental Cut Off Grade		0.110
Cut-off Grade	Eq. opt	0.335
Minimum Mining Width	feet	4
Grade Thickness cut-off	Eq. opt-ft.	1.474

The mineral reserve estimate for the Midas Project is summarized in the following table.

Vein Designation	Tons (000's)	Au opt	Ag opt	Au Eq opt	Au Ounces (000's)	Ag Ounces (000's)	Au Equiv. Ounces (000's)
Proven Reserves	134.1	0.381	13.35	0.588	51.1	1,790	78.8
Probable Reserves	108.0	0.376	7.92	0.498	40.6	855	53.8
Proven + Probable Reserves	242.1	0.378	10.93	0.548	91.6	2,646	132.6

Notes:
	(1)	Mineral reserves have been estimated based on a gold price of $1,000/ounce and a silver price of $15.83/ounce.
	(2)	Metallurgical recoveries for gold and silver are 94% and 92% respectively.
	(3)	Gold equivalent ounces were calculated on the basis of one ounce of gold being equivalent to 64.53 ounces of silver.
	(4)	Mineral reserves are estimated at a cutoff grade of 0.335 Au opt and an incremendtal cutoff grade of 0.110 Au opt.
	(5)	Mine losses of 5% and unplanned mining dilution of 10% have been applied to the designed mine excavations.

Midas mineral reserves could be materially affected by economic, geotechnical, permitting, metallurgical or other relevant factors. Mining and processing costs are sensitive to production rates. A decline in the production rate can cause an increase in costs and cutoff grades resulting in a reduction in mineral reserves. Geotechnical conditions requiring additional ground support or more expensive mining methods will also result in higher cutoff grades and reduced mineral reserves.

Permitting and Environmental Considerations

The Midas Project has all necessary permits for continued exploration and operations. Failure to operate within the requirements of the permits may result in the loss of permits which are necessary for continued operations. Mineral exploration and mining operations are completed in compliance with applicable environmental regulations. The authors of the Midas Technical Report are not aware of any existing environmental liabilities. To allow for potential increases in mercury emission, as is anticipated in processing custom ores at Midas, Newmont obtained a Nevada mercury control air permit from the Bureau of Air Pollution Control, and Klondex is currently operating in Phase 1 of this permit. The purpose of Phase 1 is to monitor and operate properly under existing mercury controls and to implement work practice standards on units without controls in order to minimize emissions until the appropriate technologies under the Nevada Maximum Achievable Control Technology standards are determined. At the Midas facility, Klondex operated under the Mercury OPTC: Phase 1, AP1041-2253 permit for a number of units.

Permits

Permits are maintained at the state level with the NDEP and State Fire Marshal, at the federal level with the BLM, and locally with the Counties of Elko and Humboldt. The most significant operational permits are listed in the following table.

Permit	Description	Agency	Period	Expiration
Class II Air Quality	Processing Permit	NDEP-BAPC	Annual	5/11/2014
Class I Operating	Permit to Construct	NDEP-BAPC	Annual	6/5/2014
Nevada Mercury Control	Mercury Operating Permit	NDEP-BAPC	Annual	6/5/2014
Surface Air Disturbance	Midas Gravel Pit	NDEP-BAPC	Annual	8/19/2014
Surface Air Disturbance	Exploration	NDEP-BAPC	Annual	9/7/2014
Surface Air Disturbance (SAD)	Jakes Creek Gravel Pit	NDEP-BAPC	Annual	5/5/2015
IAP	Industrial Artificial Ponds Permit	NDOW	Quarterly	6/30/2018
Dam Permit	Dam Safety Phases 4 - 5	NDEP-NDWR	Bi-Ann.	6/30/2014
Right of Way	Power Line	BLM	N/A	8/28/2027
Right of Way	Road and Power Line	BLM	N/A	4/23/2027
Right of Way	Road and Waterline	BLM	N/A	11/20/2029
Right of Way	Snow Fence	BLM	N/A	12/31/2039
Plan of Operations	Exploration POO	BLM	N/A	N/A
Plan of Operations	Operations Plan	BLM	N/A	N/A
Storm Water	Jakes Creek Storm Water Runoff	NDEP-BWPC	Annual	7/1/2014
Storm Water	Midas Gravel Pit Storm Water	NDEP-BWPC	Annual	7/1/2014
Storm Water	Mine Ops Storm Water Runoff	NDEP-BWPC	Annual	7/1/2014
WPCP	Water Pollution Control Permit	NDEP-BMRR	Quarterly	2/5/2013
Potable Water P	Public Water System	NDEP-BSDW	Quarterly	6/30/2014
Potable Water T	Treatment Facility	NDEP-BSDW	Quarterly	6/30/2014
Reclamation Permit	Exploration	NDEP-BMRR	Annual	2/28/2014
Reclamation Permit	Mine Operations	NDEP-BMRR	Annual	10/5/2015
Fire Safety Plan	HAZMAT Permit	NV Fire Marshal	Annual	2/28/2014
EPCRA	Waste Generation	EPA-BWM	Annual	6/30/2014

Midas is currently operating under two air quality permits. The Class 1A Permit is currently a "permit to construct".

There is no landfill permit. Solid waste is removed from the Midas Project and disposed of at the Humboldt landfill. The current site Water Pollution Control Permit expired in February 2013. Newmont filed an Application for Renewal within the required 90-day application timeline. Klondex re-filed the renewal during the summer of 2014, and it is under review by the NDEP. Klondex re-filed the renewal on September 11, 2014 and is currently operating Midas under the expired permit, which is allowed as long as the renewal was filed during the renewal application period.

Reclamation Cost and Bonding

In connection with the Midas Acquisition, the Corporation replaced Newmont's surety arrangements with Nevada and federal regulatory authorities in the amount of approximately $27.3 million.

Mining Operations

Primary Mine Development

Midas is a modern, mechanized, narrow vein underground mine using rubber tired haulage equipment to transport mineralized material and waste to the surface. Main haulage ramps are excavated 16 feet wide by 17 feet high. Spirals are typically located 1,200 feet apart along strike to optimize development and are best located in the more competent rock of the footwall. Spiral accesses are 15 feet wide by 15 feet high, with a standard radius of 70 feet and standard gradient of approximately 12.5%. A typical level access has a ventilation/escape raise and access to an ore pass and a waste pass. Level crosscuts to the veins are located on nominal 50-foot vertical sublevels.

Access for the East Veins is from existing development of the Main veins. Spiral 7 is east of Spiral 4 and is accessed from the 4-4550 and the 4-4800 accesses. Spiral 8 is east of Spiral 3 and is accessed through the 3-4550 and the 3-4851 accesses. Additional drilling is required to determine the potential of Spiral 9 which would be accessed from the 1-5001 and the 4720 Haulage.

Ventilation and Secondary Egress

Fresh air intake to the mine is provided by the deep vent raise at 690 thousand cubic feet per minute and by the portal at 420 thousand cubic feet per minute. Three exhaust raises are strategically located to complete the ventilation circuit. The ventilation circuit is powered by seven main fans located at the surface of the ventilation raises. The main fans total 2,025 connected horse power.

The raise near spiral four is equipped with an escape hoist and capsule to provide emergency egress if the main evacuation route is blocked during an emergency. Additionally, there are 15 refuge chambers distributed throughout the mine in the event evacuation is not feasible. These refuge chambers are equipped with carbon dioxide filters, breathable grade compressed air tanks, food and communication to the surface.

Power Distribution and Dewatering

Electrical power to the mine is provided by a 4,160-volt feeder and stepped down to 480 volts for distribution. Step down transformers and circuit protection is provided by 22 load centers located throughout the mine.

Mine water requirements average 110 gallons per minute and are provided by treatment, storage and recirculation of discharge water from the mine. Approximately 10-15 gallons per minute of excess mine discharge water are pumped to the tailings dam for evaporation.

Mining Methods

Longitudinal sublevel (long-hole) sublevel stoping has historically been the primary mining method for the five narrow Main Veins, as well as the East Veins, including 905, 9052 and 805. From the portal, there are three major haulages that access these veins through eight different spirals. Generally, upper and lower sections of the same spiral connect only through ventilation/escape raises. All mineralized material produced is hauled out of the portal in trucks to a temporary stockpile where it is loaded onto a surface haul truck and delivered to the on-site mill.

Mine development is controlled by geological conditions in the area. For the sublevel stoping method, sill development is driven at a nominal seven feet wide by twelve feet high to accommodate the size of long-hole drills and 2-cubic-yard loaders. Where the vein thickness is wider than six feet, the sill width is increased to capture the entire vein. Sills are typically driven 600 feet north and south from the spiral cross cut. Once sills are developed, stoping begins. Stopes are drilled with a long hole drill from the floor of one level, to the back of the one below, then remote mucked from the bottom level, and finally backfilled from the top level.

Typically, the mineralized material is divided into stope blocks of about four levels for development, or 200 feet vertically. Stoping begins by creating a cemented backfill barrier pillar at the bottom level of the mineralization block by benching eight feet below the level horizon, and the bench is then filled with six percent by volume cemented rock fill. Alternatively, the bottom level of the mineralized material block may be stoped and filled with by volume cemented rock fill to establish the cemented backfill barrier pillar. The first stope has a drop raise drilled nearest to the mining face. Subsequent holes are blasted one at a time into the free face created by the drop raise to a standard panel length of 60 feet.

Once empty, the stope is filled with dry unconsolidated waste backfill ("GOB") until it reached ten feet above the brow of the bottom cut. Next, a pillar of two percent by volume cemented rock fill is placed into the stope until it reaches within ten feet of the top cut (the drilling level). Next, the remainder of the open stope is filled with GOB. Finally, before the next stope is drilled, the toe of dry GOB is removed to reveal a free face that the next stope will be blasted into, eliminating the need to drill another drop raise. Rather, a fan pattern is drilled in the initial portion of the stope design to initiate extraction, followed by the same one-hole-at-a-time drill pattern for the remainder of the 60 foot panel. The final or intersection panel of every level is filled completely with six percent cemented rock fill. Bridged stopes are filled with nominal six percent cemented rock fill to ensure the bridge is fully encapsulated.

This sequence continues inward toward the intersection of the spiral access and upward to the top of the stope block in an advancing V pattern until all but the top level of the block is mined and backfilled. The long-hole drill then drills up-holes from the top level upward to within six feet of the backfilled bench above. These up-hole stopes have been left open in the past, and it is vital to the mining sequence that the mining block above is completed and backfilled prior to mining the up-hole stopes on the last level of the stope block.

Cut and Fill

Cut and fill production costs are significantly higher than sublevel stoping. The disadvantage of cut and fill is the high cost of the foaming additive that is added to the cement and pumped up the raise back into the cut. The advantage is that it requires significantly less waste development since a ramp is not required to span the vertical extent of the mineralization. Cut and fill mining can also be much more selective than longhole and generally would reduce dilution from overbreaking into the hangingwall and footwall. A cut and fill stope can extend up to 300 feet along strike in each direction from a central access raise.

Cut and fill stoping is initiated by cross-cutting the vein on the bottom mining horizon with an access drift that will house the raise for the life of the stope. The raise is timbered with drawpoints for the mineralized material to pass through and also travelways for personnel and supplies. Drilling and blasting is carried by breasting down from the raise to the stope limits. The broken mineralized material is then slushed to the rock chute and mucked from the bottom access where it is loaded into trucks and removed. Once an entire cut is breasted down, cellular backfill is pumped from the bottom of the raise into the open cut, and the sequence begins again. The cellular backfill consists of a concrete additive that expands in place, filling any cracks or open voids. The density of the cellular backfill once cured is 38 lb/ft³. Due to the high costs of the concrete additive and the timbered raise, this cut and fill method can only be profitable in very high-grade pockets that are uneconomic for a spiral development in waste. There are currently two active cut and fill stopes utilizing this raise-up and cellular fill method. One was developed entirely by Newmont prior to the Midas Acquisition and is located on the 305 vein between Spirals 4 and 5. The other was developed by Klondex and is on the 505 vein in Spiral 1, above an area that was sublevel stoped below.

Ground Control and Dilution

During either waste or mineralized material development, ground control is a major part of the mining sequence. The face miners bar down loose rock immediately after a blast and install wire mesh and split-set bolts after every round in every heading. Some of the upper zones contain high clay content and low rock mass rating, which requires installation of Swellex bolts.

Dilution in the stopes is generally controlled by the drill pattern but is also affected by the jointing of the wall rock immediately adjacent to the stope. When jointing and/or weak wall rock is present, the wall of the stope breaks into an hourglass shape and subsequently increased dilution. In areas where poor rock conditions are anticipated, prior to stoping, engineers issue a design to install cable bolts into the hanging wall of the stope. In cases of rock instability, the panel length is also reduced from 60 feet to 30 feet to increase wall stability and decrease the length of time a stope sits open before being back filled. In general, dilution in the long hole stopes is well controlled even in weak ground by adjusting drill patterns, installing cable bolts, and reducing panel length when necessary.

Mine Plan

The current plan will contain a blend of sublevel stopes and cut and fill over the 2.8 year reserve mine plan. The Midas Mine can continue ore flow from the currently developed sublevel areas in Spiral 7 and 8, as well as the two previously mentioned cut and fill areas, while working toward developing future areas that employ these two methods. The annual production and development plan is shown in the following table.

Calendar Year	2014(1)	2015	2016	2017	Total

Reserves Mined
Proven Ore Mined (000's Tons)	30.5	61.2	32.7	9.7	134.1
Gold Grade (Ounce/Ton)	0.135	0.389	0.533	0.585	0.381
Silver Grade (Ounce/Ton)	12.880	15.735	10.579	9.120	13.349
Contained Gold (000's Ounces)	4.1	23.8	17.4	5.7	51.1
Contained Silver (000's Ounces)	393.2	962.6	346.2	88.4	1,790.5

Probable Ore Mined (000's Tons)	13.1	51.6	29.6	13.6	108.0
Gold Grade (Ounce/Ton)	0.124	0.282	0.717	0.231	0.376
Silver Grade (Ounce/Ton)	4.126	7.273	8.461	12.838	7.918
Contained Gold (000's Ounces)	1.6	14.6	21.3	3.1	40.6
Contained Silver (000's Ounces)	54.2	375.4	250.8	174.8	855.2

Total Reserves Mined (000's Tons)	43.7	112.8	62.4	23.3	242.1
Gold Grade (Ounce/Ton)	0.132	0.340	0.621	0.378	0.378
Silver Grade (Ounce/Ton)	10.246	11.863	9.572	11.292	10.926
Contained Gold (000's Ounces)	5.8	38.4	38.7	8.8	91.6
Contained Silver (000's Ounces)	447.4	1,338.0	597.0	263.2	2,645.6
Contained Gold Equiv. (000's Ounces)	12.7	59.1	48.0	12.9	132.6

Production Mining
Stope Development and Drift and Fill Mining (000's Tons)	21.3	36.7	10.0	1.9	69.9
Longhole Stope Mining (000's Tons)	22.4	74.7	52.4	21.4	170.9
Reserves Mined (000's Tons)	43.7	111.5	62.4	23.3	240.8
Reserves Mining Rate (tpd)	358	309	170	129	234

Backfill
Cellular Backfill (000's Tons)		2.8	4.4	3.2	10.5
CRF and GOB Backfill(000's Tons)	30.5	69.8	37.9	21.3	159.5
Total Backfill (000's Tons)	30.5	65.6	37.9	20.6	154.6

Waste Mining
Expensed Drift Waste (000's Tons)	5.0	1.1	-	0.1	6.2
Bench Waste (000's Tons)	-	-	-	-	-
Expensed Waste (000's Tons)		1.1	-	0.1	1.2
Primary Capital Drifting (Feet)		694	-	142	836
Secondary Capital Drifting (Feet)		98	-	50	148
Capital Raising (Feet)		116	-		116
Capitalized Mining (000's Tons)		13.8	-	3.2	17.0

Calendar Year	2014(1)	2015	2016	2017	Total

Total Tons Mined (000's Tons)	48.7	127.7	62.4	26.6	265.3
Mining Rate (tpd)	399	350	170	147	257

Notes:
	(1)	Reflects the period following August 31, 2014, the effective date of the Midas Technical Report.

Recovery Methods

Mineralized material from the Midas Project and Fire Creek Project is processed in the Midas Mill. Material from each project is segregated through the crushing circuit. The mill has two 500-ton fine ore bins located between the secondary crusher and the ball mill, and one bin is dedicated to each mine. Head samples are taken on each reclaim conveyor at regular intervals, and tonnage measured by a belt scale prior to comingling the mineralization streams.

The Midas Mill uses conventional leach technology with Counter Current Decantation followed by Merrill Crowe precipitation. Doré refining is finalized by Johnson Matthey refineries in Salt Lake City, Utah. Midas has performed toll milling periodically since 2008.

Market Conditions and Contracts

Gold and silver markets are mature with reputable smelters and refiners located throughout the world. Following several years of increases, gold and silver prices began declining in 2012. As of December 2014, the 36-month trailing average gold price was $1,449 per ounce, the 24-month trailing average price was $1,339 while the monthly average had dropped to $1,202. As part of normal mining activities, Klondex has entered into several contracts with several mining industry suppliers and contractors. The terms of these agreements are customary for mines in the area. On February 11, 2014, the Corporation entered into the Gold Purchase Agreement with Franco-Nevada GLW Holdings Corp., a subsidiary of FNC (see "General Development of the Business – Three Year History").

Economic Analysis

The cash flow estimate prepared for the Midas Project and detailed in the Midas Technical Report includes 35% federal income tax after appropriate deductions for depreciation and depletion. No consideration has been given for carry forward losses incurred prior to 2015. Nevada does not impose an income tax but does levy a net proceeds tax equal to 5% of the net operating income with some allowances for depreciation of property plant and equipment. The net proceeds tax does not allow a depletion deduction.

Future reclamation costs have been prepaid through reclamation bonding requirements of the BLM and Nevada Division of Environmental Protection. These bonds are considered adequate to fund future reclamation liabilities.

The following table lists the life of mine key operating and financial indicators. The minimal capital requirements yield a 0.6 -year capital payback period and a 21.1 profitability index calculated with a 10% discount rate and a 523% rate of return.

Metric	Amount
Material Mined and Processed (kt)	242
Avg. Gold Grade (opt)	0.378
Avg. Silver Grade (opt)	10.93
Contained Gold (koz)	91.6
Contained Silver (koz)	2,646
Avg. Gold Metallurgical Recovery	94%
Avg. Silver Metallurgical Recovery	92%
Recovered Gold (koz)	86.1
Recovered Silver (koz)	2,434
Reserve Life (years)	2.8
Operating Cost ($/ton)	$315

Metric	Amount
Cash Cost ($/oz)(1)	$466
Total Cost ($/oz)(1)	$485
Gold Price ($/oz)	$1,000.00
Silver Price ($/oz)	$15.83
Capital Costs ($ Millions)	$1.6
Payback Period (Years)	0.6
Cash Flow ($ Millions)	$33.1
5% Discounted Cash Flow ($ Millions)	$30.2
10% Discounted Cash Flow ($ Millions)	$27.7
Profitability Index (10%)	21.1
Internal Rate of Return	523%

Notes:
	(1)	Net of byproduct credits.

RISK FACTORS

As a resource exploration, development and production company, the Corporation is engaged in a highly speculative business that involves a high degree of risk and is frequently unsuccessful. In addition to the information disclosed elsewhere in this AIF, readers should carefully consider the risks and uncertainties described below before deciding whether to invest in the Corporation's securities. These risk factors do not necessarily comprise all of the risks to which the Corporation is or will be subject.

The Corporation's failure to successfully address the risks and uncertainties described below could have a material adverse effect on the Corporation's business, financial condition and/or results of operations and could cause the trading price of the Common Shares to decline. The Corporation cannot guarantee that it will successfully address these risks or other unknown risks that may affect its business. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation's business operations. If any of the possibilities described in such risks actually occurs, the Corporation's business, the Corporation's financial condition and operating results could be materially adversely harmed.

The Corporation is dependent on the success of the Fire Creek Project and the Midas Project.

The principal mineral projects of the Corporation are the Fire Creek Project and the Midas Project. The Corporation is primarily dependent upon the success of the Fire Creek Project and the Midas Project as sources of future revenue and profits. The development of mining operations at the Fire Creek Project or the Midas Project will require the commitment of substantial additional resources for operating expenses and capital expenditures, which may increase in subsequent years as needed, and for consultants, personnel and equipment associated with advancing exploration, development and commercial production of such properties. The amounts and timing of expenditures will depend on, among other things, the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the execution of any joint venture agreements with strategic partners, the acquisition by the Corporation of additional properties, and other factors, many of which are beyond the Corporation's control.

Forecasts of future production are estimates and actual production may be less than estimated.

Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated. The Corporation prepares estimates of future production for its operating mines. The Corporation's ability to achieve and maintain the production rates on which such estimates are based is subject to a number of risks and uncertainties. The Corporation's production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, and the accuracy of estimated rates and costs of mining and processing. The Corporation's actual production may vary from its estimates for a variety of reasons. The failure of the Corporation to achieve its production estimates could have a material adverse effect on the Corporation's results of operations and financial condition.

There is no guarantee that commercial production will begin at the Fire Creek Project as anticipated or at all or that anticipated production costs will be achieved. Failure to commence commercial production or to achieve the anticipated production costs would have a material adverse impact on the Corporation's ability to repay certain loans and generate revenue, cash flow to fund operations and future profitability.

The Corporation's exploration activities may not be commercially successful.

The long-term success of the Corporation depends on its ability to identify additional mineral deposits that it can then develop into commercially viable mining operations. Mineral exploration is highly speculative in nature, involves many risks and is frequently non-productive. These risks include unusual or unexpected geologic formations and the inability to obtain suitable or adequate machinery, equipment or labour. The success of gold exploration is determined in part by the following factors:

  the identification of potential gold mineralization;
  availability of government-granted exploration permits;
  the quality of management and geological and technical expertise; and
  the capital available for exploration.

Substantial expenditures are required, but not guaranteed, to establish mineral proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which may fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. There is no certainty that the Corporation will discover or acquire any mineralized material in sufficient quantities to justify continued commercial operations at the Fire Creek Project or the Midas Project.

Exploration, development and mining involve a high degree of risk.

The Corporation's operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other base or precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

The Corporation's operations may require further capital.

The mining, processing, development and exploration of the Corporation's properties may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Corporation's properties, or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to the Corporation.

The Corporation may be adversely affected by fluctuations in gold and silver prices.

The Corporation's profitability will be dependent upon the market price of gold, silver and other metals. Historically, gold prices and silver prices have fluctuated widely and are affected by numerous external factors beyond the Corporation's control, including industrial and retail demand, central bank lending, sales and purchases of gold and silver, forward sales of gold and silver by producers and speculators, production and cost levels in major producing regions, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the United States dollar (the currency in which the price of gold and silver is generally quoted), interest rates, terrorism and war, and other global or regional political or economic events. Resource prices have fluctuated widely and are sometimes subject to rapid short-term changes because of speculative activities. The exact effect of these factors cannot be accurately predicted, but any one of, or any combination of, these factors may result in the Corporation not receiving an adequate return on invested capital and a loss of all or part of an investment in securities of the Corporation may result.

The Corporation is subject to debt and liquidity risk.

As of December 31, 2014, the Corporation had aggregate consolidated indebtedness of approximately $56.2 million per the audited financial statements of the Corporation for the year ended December 31, 2014. The Corporation's ability to make scheduled payments of the principal of, to pay interest on or to refinance its indebtedness depends on the Corporation's future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of the Corporation. Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.

The Corporation may not continue to generate cash flow from operations in the future sufficient to service the debt and make necessary capital expenditures. If the Corporation is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Corporation's ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Corporation may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the Facility Agreement require the Corporation to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Corporation's ability to incur further indebtedness, create certain liens on assets or engage in certain types of transactions. There are no assurances that, in the future, the Corporation will not, as a result of these covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would result in an event of default under the Facility Agreement and the Gold Purchase Agreement and may allow the 2014 Lenders or Franco-Nevada GLW Holdings Corp., as the case may be, to accelerate the repayment obligations or enforce their security.

The Corporation is subject to foreign exchange risk relating to the relative value of the U.S. dollar.

Gold is typically sold in U.S. dollars and some of the Corporation's expenses are denominated in Canadian dollars. As a result, the Corporation is subject to foreign exchange risks relating to the relative value of the U.S. dollar as compared to the Canadian dollar. A decline in the U.S. dollar would result in a decrease in the real value of the Corporation's revenues and adversely impact the Corporation's financial performance.

Title to the Corporation's mineral properties may be subject to other claims.

Although the Corporation believes it has exercised commercially reasonable due diligence with respect to determining title to the properties it owns or controls, including obtaining title reports with respect to the Fire Creek Project and the Midas Project, there is no guarantee that title to such properties will not be challenged or impugned. The Corporation's properties may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Corporation's properties which could impair development and/or operations of the Corporation. This is particularly the case in respect of those portions of the Corporation's properties in which the Corporation holds its interest solely through a lease with the claim holders, as such interest is substantially based on contract and may have been subject to a number of assignments (as opposed to a direct interest in the property).

Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability.

Although the Corporation believes that the estimated mineral resources and mineral reserves at the Fire Creek Project and the Midas Project have been delineated with appropriately spaced drilling, there exists inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

Mineral resources and mineral reserves are only estimates which may be unreliable.

Mineral reserves and mineral resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Corporation's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.

Fluctuations in gold or silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties, may require revision of mineral reserve and mineral resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Corporation's mineral reserves. Should reductions in mineral resources or mineral reserves occur, the Corporation may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined and, as a result, the volume and grade of mineral reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Corporation's ability to extract these mineral reserves, could have a material adverse effect on the Corporation's results of operations and financial condition.

Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.

Uncertainty relating to inferred mineral resources.

Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Government regulation may adversely affect the Corporation's business and planned operations.

The Corporation's mineral exploration and development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Corporation currently believes that it is in compliance with existing environmental and mining laws and regulations and that its proposed exploration programs will also meet those standards, there can be no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Corporation's exploration, production or development activities. At present, there is no royalty payable to the United States on production from unpatented mining claims, although legislative attempts to impose a royalty have occurred in recent years. Amendments to current laws and regulations governing operations and activities of exploration, development mining and milling or more stringent implementation thereof could have a material adverse impact on the Corporation's business and financial condition and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in the development of new mining properties.

Government approvals and permits are required in connection with the Corporation's activities.

Government approvals and permits are currently, and may in the future be, required in connection with the Corporation's operations. Such licenses and permits are subject to change in regulations and in various operating circumstances. Where required, obtaining necessary licenses and permits can be a complex and time consuming process. The costs and delays associated with obtaining necessary licences and permits could stop or materially delay or restrict the Corporation from proceeding with the development of the Fire Creek Project or the Midas Project. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits required to carry out exploration, development and mining operations at its mineral projects or that the Corporation will be able to comply with the conditions of all such necessary licenses and permits in an economically viable manner.

The Corporation's operations are subject to environmental risks.

All phases of the Corporation's operations will be subject to federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation may adversely affect the Corporation's operations. Environmental hazards may exist on the Fire Creek Project, the Midas Project and on the other properties held by the Corporation that are unknown to the Corporation and that have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of such mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Corporation may be subject to unforeseen litigation.

Companies operating in all industries, including the mining industry, are subject to legal claims, with and without merit. Although the Corporation is not currently involved in any material legal proceedings and is not aware of any threatened or pending material legal proceedings against the Corporation, there is no guarantee that the Corporation will not become subject to such proceedings in the future. There can be no guarantee of the outcome of any such claim. In addition, defense and settlement costs for any legal proceeding can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Corporation's financial position or results of operations.

The Corporation does not insure against all risks.

The Corporation's insurance will not cover all the potential risks associated with a mining company's operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or, if available, may not be adequate to cover any resulting liability. Moreover, insurance coverage against risks such as environmental pollution or other hazards as a result of exploration, development and production may be prohibitively expensive to obtain for a company of the Corporation's size and financial means. The Corporation may also become subject to liability for pollution or other hazards against which the Corporation may not be insured or against which it may elect not to insure because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. The Corporation faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Corporation. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on terms acceptable to the Corporation or at all. Consequently, the Corporation's revenues, operations and financial condition could be materially adversely affected.

Current global financial conditions have worsened.

Current global financial conditions have been subject to increased volatility, and access to public financing, particularly for junior resource companies, has been negatively impacted. These factors may impact the ability of the Corporation to obtain equity or debt financing in the future and, if obtained, such financing may not be on terms favourable to the Corporation. If increased levels of volatility and market turmoil continue, the Corporation's operations could be adversely impacted, and the value and price of the Common Shares could be adversely affected.

The directors and officers of the Corporation may have conflicts of interest.

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations. Consequently, there exists the possibility for such directors and officers to be in a position of conflict of interest. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest they may have in any project or opportunity of the Corporation. In addition, each of the directors is required by law to declare his or her interest in and refrain from voting on any matter in which he or she may have a conflict of interest, in accordance with applicable laws.

Dependence on key personnel and limited management team.

The Corporation is dependent on the services of its senior executives and skilled and experienced employees and consultants. The Corporation does not have in place formal programs for succession and training of management. The Corporation does not have key person insurance for all such individuals, which insurance would provide the Corporation with insurance proceeds in the event of their death. If such an event were to occur, without key person insurance, the Corporation may not have the financial resources to develop or maintain its business until it replaces the individual. The loss of one or more of these key employees, if not replaced, could materially adversely affect the Corporation's business, results of operations and financial condition.

The Corporation may engage in hedging activities.

From time to time, the Corporation may use certain derivative products to hedge or manage the risks associated with changes in gold prices or silver prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Corporation has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Corporation has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Corporation incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by the Corporation designed to reduce the risk associated with changes in gold prices or silver prices will be successful. Although hedging may protect the Corporation from an adverse price change, it may also prevent the Corporation from benefiting fully from a positive price change.

There is no assurance that an active trading market in the Common Shares will be sustained.

The Common Shares are listed on the TSX. There can be no assurance that an active market for the Common Shares will be sustained.

The Common Shares may experience price volatility.

Securities of mineral resource and mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in commodity prices and currency exchange fluctuation. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Corporation. There can be no assurance that continued fluctuations in price will not occur, which may result in losses to investors. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

The outstanding Common Shares could be subject to dilution.

The exercise of stock options and warrants already issued by the Corporation and the issuance of additional equity securities in the future could result in dilution in the equity interests of holders of Common Shares.

An investment in the securities of the Corporation is highly speculative and may result in the loss of an investor's entire investment.

The purchase of the Corporation's securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. The Corporation's securities should not be purchased by persons who cannot afford to lose their entire investment.

No Dividends Policy.

The Corporation has not declared a dividend since incorporation and does not anticipate doing so in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of the Board and will depend on the availability of profit, operating results, the financial position of the Corporation, future capital requirements and general business and other factors considered relevant by the directors of the Corporation. No assurances in relation to the payment of dividends can be given.

DIVIDENDS

The Corporation has not declared a dividend since incorporation and does not anticipate doing so in the foreseeable future. Investors should not expect to receive a dividend on the Common Shares in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares without par value, of which 128,258,184 are issued and outstanding as at March 31, 2015. Each Common Share entitles the holder thereof to one vote. All of the Common Shares rank equally as to dividends, voting powers and participation in assets. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender or sinking or purchase funds applicable to the Common Shares. Provisions as to the modification, amendment or variation of such rights or such provisions are contained in the articles of the Corporation and the Notice of Articles, which are available on SEDAR at www.sedar.com, and in the Business Corporations Act (British Columbia).

Restricted Common Shares

During 2014, the Board approved for grant awards of 447,500 common shares of the Corporation ("Restricted Common Shares") to certain employees and directors of the Corporation, which were subject to certain restrictions regarding the vesting or required holding period of such shares.

As at December 31, 2014, the Corporation had a total of 447,500 Restricted Common Shares outstanding, representing approximately 0.35% of the outstanding Common Shares.

Options

During the financial year ended December 31, 2014, the Corporation issued 5,318,063 options to purchase Common Shares ("Options") under the Corporation's share option plan (the "Share Option Plan"). As at March 25, 2015, the Corporation had a total of 9,776,200 Options outstanding. See "Market for Securities".

Warrants

During the financial year ended December 31, 2014, the Corporation issued 9,542,000 warrants to purchase Common Shares. As at March 25, 2015, the Corporation had a total of 11,381,491 warrants outstanding. See "Market for Securities".

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol "KDX". The following chart sets out the high and low trading prices, closing prices and volume of the Common Shares traded on the TSX for each month of the most recently completed financial year.

Month	High ($)	Low ($)	Close ($)	Volume
January 2014	1.78	1.57	1.74	4,887,259
February 2014	2.08	1.72	2.06	4,715,668
March 2014	2.25	1.78	1.92	3,121,589
April 2014	1.99	1.79	1.93	1,635,892
May 2014	1.99	1.71	1.91	2,256,319
June 2014	2.09	1.74	2.00	7,754,160
July 2014	2.09	1.74	2.00	2,735,842
August 2014	2.10	1.93	2.05	5,582,199
September 2014	2.04	1.72	1.79	5,102,894
October 2014	2.06	1.76	1.79	12,887,056
November 2014	1.93	1.68	1.83	5,414,609
December 2014	1.96	1.78	1.95	5,210,302

Prior Sales of Unlisted Securities

The following Options were granted under the Share Option Plan during the year ended December 31, 2014: The Options are not listed on the TSX or any other marketplace.

		Number of
Date of Issue/Grant	Exercise Price	Securities(1)
January 2, 2014	$1.59	315,000
January 16, 2014	$1.71	80,000
February 11, 2014	$1.80	440,000
February 13, 2014	$1.87	40,000
February 17, 2014	$1.89	30,000
April 1, 2014	$1.90	195,000
April 23, 2014	$1.83	300,000
April 23, 2014	$2.20	150,000
May 1, 2014	$1.88	60,000

		Number of
Date of Issue/Grant	Exercise Price	Securities(1)
June 2, 2014	$1.81	30,000
July 1, 2014	$1.98	150,000
July 1, 2014	$1.98	20,000
July 21, 2014	$2.04	2,393,063
August 1, 2014	$2.02	290,000
September 2, 2014	$2.04	155,000
September 12, 2014	$1.95	300,000
October 1, 2014	$1.85	160,000
December 1, 2014	$1.85	210,000
____________________
(1)	Represents the number of Common Shares issuable upon exercise of such Options.

The following warrants to purchase Common Shares were granted during the year ended December 31, 2014:

		Number of
Date of Issue/Grant	Exercise Price	Securities(1)
January 9, 2014	$1.55	1,176,000(2)
February 11, 2014	$1.95	3,100,000(3)
February 11, 2014	$2.15	5,000,000(4)
July 30, 2014	$2.25	266,000(5)
_____________________
(1)	Represents the number of Common Shares issuable upon exercise of such warrants.

(2)

Represents warrants exercisable to acquire up to 1,176,000 Common Shares at a price of $1.55 per Common Share for a period of 24 months, granted to the agents in connection with the Subscription Receipt Financing (see "General Development of the Business – Three Year History – 2014 Highlights").

(3)

Represents warrants issued to the 2014 Lenders in connection with a 2014 Debt Financing relating to the Midas Acquisition (see "General Development of the Business – Three Year History – 2014 Highlights ").

(4)	Represents warrants issued to Newmont USA as part of the purchase price for the Midas Acquisition (see "General Development of the Business – Three Year History – 2013 Highlights").

(5)

Represents warrants exercisable to acquire up to 266,000 Common Shares at a price of $2.25 per Common Share for a period of 24 months, granted to the agents in connection with the July 2014 Financing (see "General Development of the Business – Three Year History – 2014 Highlights").

DIRECTORS AND OFFICERS

Directors and Officers

The following table sets forth, for each of the directors and executive officers of the Corporation as of the date hereof, the person's name, province or state and country of residence, position and office held with the Corporation, principal occupation during the last five years and, if a director, the period or periods during which the person has served as a director of the Corporation. Each of the directors of the Corporation will hold office until the close of the next annual meeting of shareholders or until the director's successor is elected or appointed.

Name and Residence	Position	Principal Occupation(s) During Last Five Years
Renaud Adams(2)(3) Oakville, Ontario, Canada	Director since July 11, 2013

President & CEO of Richmont Mines Inc. since November 2014; President and Chief Operating Officer of Primero Mining Corp. from November 2011 to October 2014; Senior Vice-President, Operations Americas of IAMGOLD Corporation from February 2010 to October 2011; prior thereto, Vice President and General Manager of the Rosebel Gold Mine in Suriname for IAMGOLD Corporation.

Rodney Cooper(1)(3) Richmond Hill, Ontario, Canada	Director since August 10, 2012

President and Chief Operating Officer of Labrador Iron Mines Holdings Limited, a mining and exploration company, since December 2011; Vice President, Senior Mining Analyst at Dundee Securities from November 2009 to November 2011; Chief Operating Officer at Baffinland Iron Mines Corporation.

Barry Dahl Reno, Nevada, USA	Chief Financial Officer

Chief Financial Officer of the Corporation since November 2013; CFO of Argonaut Gold Inc. from 2010 to 2013; Corporate Controller, Andean Resources Inc.; Corporate Controller and CFO, Hettinger Welding LLC.

Michael Doolin Sparks, Nevada, USA	Vice President, Business Development and Technical Services

Vice President, Business Development and Technical Services of the Corporation since 2014; General Manager, Fire Creek Project, of the Corporation from 2012 to 2014; prior to 2012, Esmerelda Mill Manager, Great Basin Gold Ltd.

James Haggarty(1)(2) Toronto, Ontario, Canada	Director since June 28, 2012

CEO of technology and e-commerce company (SHOP.CA) since 2014; Founder & President of J.E.L.L. Advisors, a consulting firm since 2012; prior thereto, Executive Vice President at Rogers Communications Inc. 2005 to 2012.

Richard J. Hall(2)(4) Silverthorne, Colorado, USA	Chairman Director since September 9, 2014

Chairman of Premier Gold Mines Limited from 2010 until June 2012; CEO of Northgate Minerals Corp. from July 2011 until its acquisition by AuRico Gold in October 2011; Chairman of Grayd Resource Corporation from 2008 until its acquisition by Agnico Eagle Mines Limited in 2011.

Paul Huet(3)(4) Reno, Nevada, USA	President, Chief Executive Officer and a director Director since September 12, 2012

Currently, President & Chief Executive Officer of the Corporation since September 2012; Chief Operating Officer of Premier Gold Mines Limited from 2011 to 2012; General Manager of Nevada Great Basin Gold from 2007 to 2011.

Brent Kristof Winnemucca, Nevada, USA	Chief Operating Officer

Chief Operating Officer of the Corporation since April 2014; General Manager at Barrick's Porgera Gold Mine in Papua New Guinea from 2013 to 2014; General Manager of Barrick's Plutonic Mine in Western Australia from 2011 to 2013; General Manager of the Turquoise Ridge Joint Venture in Nevada between Barrick and Newmont from 2006 to 2011.

William Matlack (1)(3)(4) Reno, Nevada, USA	Director since June 28, 2012	Currently a private investor and mineral explorer; previously Interim CEO of the Corporation; Associated with Scarsdale Equities LLC.

Name and Residence	Position	Principal Occupation(s) During Last Five Years
Brian Morris Winnemucca, Nevada, USA	Vice President Exploration and Geology Services

Vice President Exploration and Geology Services of the Corporation since January 2015; President of American Mining and Tunneling from June 2013 to December 2014; Vice President Exploration for Premier Gold Mines Limited from November 2011 to May 2013; Vice President and General Manager for Rio Grande Silver Inc., a subsidiary of Hecla Mining Company, from July 2010 to November 2011; North American Exploration Manager, Great Basin Gold Inc. from June 2007 to July 2010.

Blair Schultz(4) Toronto, Ontario, Canada	Director since June 28, 2012

Executive director of the Corporation since September 2014; previously, Vice President and Head of Special Situation Analytics, Portfolio Management & Trading at K2 & Associates Investment Management Inc., a hedge fund in Toronto, until 2014.

Notes:
	(1)	Member of the Audit Committee.
	(2)	Member of the Compensation and Governance Committee.
	(3)	Member of the Mine Safety and Health Committee.
	(4)	Member of the Legacy Committee.

James Haggarty (Chair), Rodney Cooper and William Matlack serve on the Audit Committee. James Haggarty (Chair), Renaud Adams and Richard J. Hall serve on the Compensation and Governance Committee. Rodney Cooper (Chair), Renaud Adams, Paul Huet and William Matlack serve as members of the Mine Safety and Health Committee. William Matlack (Chair), Richard J. Hall, Paul Huet and Blair Schultz serve as members of the Legacy Committee.

The term of office for the directors of the Corporation and members of the Audit Committe, Compensation and Governance Committee, Mine Safety and Health Committee and Legacy Committee expires at the close of the next annual general meeting of the Corporation. After the next annual general meeting, the Board will appoint the Audit Committee members, the Compensation and Governance Committee members, the Mine Safety and Health Committee members, the Legacy Committee members and the members of any other committees for the ensuing year.

As at March 31, 2015, all directors and senior officers of the Corporation, as a group, beneficially owned, or controlled or directed, directly or indirectly, a total of 3,986,653 Common Shares, representing approximately 3.11% of the total issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No individual set forth in the above table is, as at the date hereof, or was, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while such individual was acting in the capacity as director, chief executive officer or chief financial officer; or

b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such individual ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while such individual was acting in the capacity as director, chief executive officer or chief financial officer.

No individual set forth in the above table or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, nor any personal holding company of any such individual:

a)

is, as of the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Corporation) that, while such individual was acting in that capacity, or within a year of such individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such individual; or

c)

has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of and have significant shareholdings in other companies involved in natural resource exploration, development and mining operations. Consequently, there exists the possibility for such directors and officers to be in a position of conflict.

In the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of the Province of British Columbia, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Corporation may be exposed and the Corporation's financial position at that time.

The directors and officers of Klondex are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Corporation will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of the Corporation's directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and such directors and officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. As at the date hereof, the directors and officers of the Corporation are not aware of any such conflicts of interest.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this AIF, to the knowledge of management of the Corporation, no director, officer or insider of the Corporation or any associates or affiliates of the foregoing has or had any material interest, direct or indirect, in any transaction within the three most recently completed financial years that has materially affected or is reasonably expected to materially affect the Corporation during the financial year.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings material to the Corporation to which any of the Corporation or its subsidiaries is a party or to which any of the Corporation's properties is subject, and no such proceedings are known by the Corporation to be contemplated.

There were no penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority during the last financial year, penalties or sanctions imposed against the Corporation by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision or settlement agreements entered into by the Corporation with a court relating to securities legislation or with a securities regulatory authority during the last financial year.

AUDIT COMMITTEE DISCLOSURE

Composition of the Audit Committee

The members of the audit committee of the Corporation (the "Audit Committee") are James Haggarty (Chair), Rodney Cooper and William Matlack. All of the members are "independent" and "financially literate" within the meaning of such terms as defined in National Instrument 52-110 – Audit Committees ("NI 52-110"). Relevant Education and Experience

James Haggarty is a Chartered Professional Accountant (C.P.A. and C.A.) and holds an Honours Bachelor of Commerce degree from the University of Windsor. As a financial and operational executive with over 20 years of experience ranging from strategic planning to M&A transactions to managing diverse businesses day-today, Mr. Haggarty is highly experienced and adept at managing complex financial structures, partnership agreements/regulations/business technologies and systems. He has held senior executive positions as Executive VP Operations, VP Financial Operations, and VP Corporate Development with public and private companies like SHOP.CA where he currently is Chief Executive Officer. He has extensive experience with audit committees and public company boards throughout his career, stemming back to 1993 with Metall Mining. Mr. Haggarty is also on the board of directors of SHOP.CA, and the board of directors of the Toronto Blue Jays Care Foundation.

Rodney Cooper has been involved in the mining industry for over 30 years, with broad experience in technical services, operations, project management, investment evaluation and finance. He is a mining engineer, having obtained the P.Eng. designation, and a past director of the Mining Association of Canada and the Alberta Chamber of Resources. Currently President and Chief Operating Officer of Labrador Iron Mines Holdings Limited, he previously served as Vice President and Senior Analyst at Dundee Securities, Chief Operating Officer at Baffinland Iron Mines Corporation and Vice President Technical Services at Kinross Gold Corporation.

William Matlack has a B.A. Geology, Carleton College and a M.S. Geology, University of Minnesota. He has 20 years experience in the mining industry, primarily with major gold mining companies, followed by 17 years in mining finance in the securities industry, including 4 years in metals & mining equity research, which included large-cap gold producers, with major brokerage firms.

For more information see "Directors and Officers".

Audit Committee's Mandate

The Board has adopted a charter for the Audit Committee, which sets out the Audit Committee's mandate, organization, powers and responsibilities (the "Audit Committee Charter"). The full text of the Audit Committee Charter is attached hereto as Schedule "A".

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The following table discloses the fees charged to the Corporation by its former external auditor during the last two financial years:

Financial Year Ending	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees
December 31, 2014	$130,000	$367,725	Nil	Nil
December 31, 2013	$42,000	$23,000	$6,700	$12,500

Notes:
(1)

"Audit Fees" include fees necessary to perform the audit of the Corporation's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. The increase in the amount of audit fees from 2013 to 2014 primarily relates to the additional audit work required as a result of the Midas Acquisition and due to the change in auditors of the Corporation during 2014.

(2)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include quarterly reviews, including due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation. The increase in the amount of audit- related fees from 2013 to 2014 primarily relates to the additional audit-related work required as a result of the Midas Acquisition and due to the change in auditors of the Corporation during 2014.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for filing tax returns for U.S. subsidiary, tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

	(4)	"All Other Fees" include fees related to the HST audit which occurred in the first quarter of 2013.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Corporation is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario, Canada.

MATERIAL CONTRACTS

The Corporation has no material contracts entered into in the last three years other than those entered into in the ordinary course of business and the following, each of which is available under the Corporation's issuer profile on SEDAR at www.sedar.com:

  the SR Agency Agreement (see " General Development of the Business – Three Year History – 2014 Highlights");

  the Gold Purchase Agreement (see "General Development of the Business – Three Year History – 2014 Highlights");

  the Facility Agreement (see " General Development of the Business – Three Year History – 2014 Highlights"); and

  the Underwriting Agreement (see "General Development of the Business – Three Year History – 2014 Highlights").

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, appointed the auditors of the Corporation as of January 6, 2014, prepared an auditors' report to the directors of the Corporation on the statements of financial position of the Corporation as of December 31, 2014 and 2013, and the statements of loss and statements of comprehensive loss, cash flows and changes in shareholders' equity for the years ended December 31, 2014 and 2013. PricewaterhouseCoopers LLP, Chartered Accountants has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Mark Odell, P.E., Laura Symmes, SME and Sarah Bull, P.E. of Practical Mining LLC and Karl Swanson, M.Eng., SME, AusIMM, Independent Mining & Geological Consultant, are the authors of the Fire Creek Technical Report and the Midas Technical Report. None of Mr. Odell, Ms. Symmes, Ms. Bull or Mr. Swanson has any interest, direct or indirect, in the properties or securities of the Corporation or any of its associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Corporation's management information circular dated May 9, 2014 in respect of the 2014 annual meeting of shareholders of the Corporation held on June 17, 2014, which was mailed to shareholders and filed on SEDAR. Additional financial information is available in the comparative audited consolidated financial statements of the Corporation, together with the auditor's report thereon for the Corporation's most recently completed fiscal year and the Corporation's management's discussion and analysis in relation thereto, which are available on SEDAR.

Schedule "A"

KLONDEX MINES LTD.

AUDIT COMMITTEE MANDATE

1.             General

The board of directors (the "Board") of Klondex Mines Ltd. (the "Corporation") has delegated the responsibilities, authorities and duties described below to the audit committee (the "Committee"). For the purpose of this mandate, the term "Corporation" shall include the Corporation and its subsidiaries.

The Committee will assist the Board in fulfilling its financial oversight responsibilities. The Committee will review and consider, in consultation with the auditors, the financial reporting process, the system of internal control and the audit process. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors.

The Committee shall be directly responsible for the appointment, compensation, and oversight of the work of any registered external auditor employed by the Corporation (including resolution of disagreements between management of the Corporation and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In so doing, the Committee will comply with all applicable Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. To effectively perform his or her role, each Committee member must obtain an understanding of the principal responsibilities of committee membership as well and the Corporation's business, operations and risks.

2.             Composition

The Committee will be comprised of a minimum of three directors. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member shall be "independent" and "financially literate" within the meaning of National Instrument 52-110 Audit Committees (except as otherwise set forth in the limited exemptions contained therein). Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the Board.

Members of the Committee shall be appointed annually by the Board at the first meeting of the Board after the annual general meeting of shareholders. Each member shall serve until such member's successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Corporation. The Board shall fill any vacancy if the membership of the Committee is less than three directors.

The Chair of the Committee will be designated by the Board, on the recommendation of the Corporate Governance and Compensation Committee, or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Chair of the Committee shall be responsible for overseeing the performance by the Committee of its duties, for assessing the effectiveness of the Committee and individual Committee members and for reporting periodically to the Board.

3.             Meetings

The Committee will meet at least quarterly and at such times and at such locations as the Board or the Chair of the Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Corporation's quarterly and annual financial statements and related management discussion and analysis, if applicable. The Committee shall have an in camera session without non-independent directors and management as a regular feature of each regularly scheduled meeting. The external auditor and management employees of the Corporation shall, when required by the Committee, attend any meeting of the Committee. Any director of the Corporation may request the Chair of the Committee to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to such director, and may participate in such meeting to the extent permitted by the Chair of the Committee.

The Committee shall meet at least annually with the Corporation's Chief Financial Officer and external auditors in separate executive sessions. Notice of every meeting shall be given to the external auditor, who shall, at the expense of the Corporation, be entitled to attend and to be heard thereat. The external auditor or any member of the Committee may also request a meeting of the Committee.

Meetings of the Committee shall be validly constituted if a majority of the members of the Committee is present in person or by telephone conference. A resolution in writing signed by all the members of the Committee entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

The Committee shall submit the minutes of all meetings to the Board, and when requested to, shall discuss the matters discussed at each Committee meeting with the Board.

4.             Committee Charter and Performance

The Committee shall have a written charter that sets out its mandate and responsibilities and the Committee shall review and assess the adequacy of such charter and the effectiveness of the Committee at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Corporate Governance and Compensation Committee who will do the same and recommend changes to the Board for its approval. Unless and until replaced or amended, this mandate constitutes that charter.

5.             Committee Authority and Responsibilities

The Committee shall have the power and authority of the Board to perform the following duties and fulfill the following responsibilities:

5.1           External Audit

The Committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the Committee shall:

(a)

recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation;

(b)	review (by discussion and enquiry) the external auditors' proposed audit scope and approach;

(c)	review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d)	review and recommend to the Board the compensation to be paid to the external auditors;

(e)	ensure the rotation of partners on the audit engagement team of the external auditors as may be required by applicable law; and

(f)

review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors' assertion of their independence in accordance with professional standards.

5.2           Internal Control

The Committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Corporation. In carrying out this duty, the Committee shall:

(a)	evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Corporation; and

(b)	ensure that the external auditors discuss with the Committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

5.3           Financial Reporting

The Committee shall review with management and external auditors, as necessary, and recommend to the Board for approval, the financial statements and financial information. In carrying out this duty, the Committee shall:

General

(a)	review significant accounting and financial reporting issues, especially complex, unusual and related party transactions;

(b)	review and ensure that the accounting principles selected by management in preparing financial statements are appropriate;

(c)	ensure that management has designed, implemented and is maintaining an effective system of disclosure controls and procedures;

Annual Financial Statements

(d)	review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(e)	meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered;

(f)	review, and recommend to the Board for approval, management's discussion and analysis respecting the annual reporting period prior to its release to the public;

Interim Financial Statements

(g)	review, and recommend to the Board for approval, the interim financial statements prior to their release to the public;

(h)	review, and recommend to the Board for approval, management's discussion and analysis respecting the interim reporting period prior to its release to the public; and

Release of Financial Information

(i)

review, and recommend to the Board for approval, prior to their release all other public disclosure documents, including news releases, annual reports, annual information forms and offering documents containing financial information;

5.4           Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Corporation or any subsidiary of the Corporation shall be subject to the prior approval of the Committee.

Delegation of Authority

(a)

The Committee may delegate to one or more independent members of the Committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the Committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(b)	The Committee may satisfy the requirement for the pre-approval of non-audit services if:

(i)

the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(ii)

the services are brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(c)	The Committee may also satisfy the requirement for the pre-approval of non- audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

	(i)	the pre-approval policies and procedures are detailed as to the particular service;

	(ii)	the Committee is informed of each non-audit service; and

	(iii)	the procedures do not include delegation of the Committee's responsibilities to management.

5.5           Other Responsibilities

The Committee shall:

(a)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters;

(b)	assist the Board in the discharge of its duties relating to risk assessment and risk management;

(c)	establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(d)	ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(e)	review any inquiries, investigations or audits of a financial nature by governmental, regulatory or taxing authorities;

(f)	review the policies and procedures in effect for considering officers' expenses and perquisites; and

(g)	perform other oversight functions as requested by the Board.

5.6           Reporting Responsibilities

The Committee shall regularly update the Board about committee activities and any issues that arise with respect to the quality or integrity of the Corporation's financial statements, compliance with legal or regulatory requirements, the performance and independence of the external auditors or the internal audit function and make appropriate recommendations.

6.             Resources and Authority of the Committee to Engage Outside Advisors

The Corporation shall provide the Committee with the resources, and the Committee shall have the authority appropriate to discharge its responsibilities including the authority, to:

(a)	engage independent counsel and other outside advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors engaged by the Committee; and

(c)	communicate directly with the internal and external auditors.